SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

DICON FIBEROPTICS, INC.
(Exact Name of Registrant as Specified in Its Charter)

California (State or Other Jurisdiction of Incorporation or Organization)	94-3006185 (IRS Employer Identification No.)

1689 Regatta Blvd.
Richmond, CA 94804
(Address of Principal Executive Offices)

(510) 620-5000
(Registrant’s Telephone Number, Including Area Code)

Securities to be registered pursuant to Section 12 (b) of the Act:

None

Securities to be registered pursuant to Section 12 (g) of the Act:

Common Stock, no par value
(Title of Class)

Item 1. Business.
Item 2. Financial Information.
Item 3. Properties.
Item 4. Security Ownership of Certain Beneficial Owners and Management.
Item 5. Directors and Executive Officers.
Item 6. Executive Compensation.
Item 7. Certain Relationships and Related Transactions.
Item 8. Legal Proceedings.
Item 9. Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters.
Item 10. Recent Sales of Unregistered Securities.
Item 11. Description of Registrant’s Securities to be Registered.
Item 12. Indemnification of Directors and Officers.
Item 13. Financial Statements and Supplementary Data.
Item 14. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.
Item 15. Financial Statements and Exhibits.
SIGNATURES
Exhibit Index
EXHIBIT 3.1
EXHIBIT 3.1.1
EXHIBIT 3.1.2
EXHIBIT 3.1.3
EXHIBIT 3.1.4
EXHIBIT 3.2
EXHIBIT 4.1
EXHIBIT 4.2
EXHIBIT 4.2.1
EXHIBIT 9.1
EXHIBIT 10.1
EXHIBIT 10.2
EXHIBIT 10.3
EXHIBIT 10.3.1
EXHIBIT 10.4
EXHIBIT 10.4.1
EXHIBIT 10.5
EXHIBIT 10.6
EXHIBIT 10.7
EXHIBIT 16.1
EXHIBIT 21.1

Information

Item 1. Business.

     (a)  Introduction.

     DiCon Fiberoptics, Inc. (“DiCon” or the “Company”) is a California corporation, incorporated in 1986, that designs and manufactures passive components, modules and test instruments for the fiberoptic communications industry. DiCon conducts research, development, manufacturing, and marketing at its headquarters in Richmond, California. DiCon, through Global Fiberoptics, Inc., its wholly owned Taiwanese subsidiary that was formed in 1999, also operates a manufacturing and sales facility in Kaohsiung, Taiwan, and conducts Asian marketing, sales, and manufacturing activities there. DiCon’s website address is http://www.diconfiber.com.

     (b)  Description of Business.

     1. Optical Communications Industry Background.

     Until recently, rapid escalation of voice traffic around the world, compounded by proliferation of the Internet and growing use of video and data transmission, has created an urgent need for the expansion of existing communication capacity or bandwidth. In addition, deregulation of the telecommunications industry has created heightened consumer demand for improvement in transmission quality.

     Communication service providers could not respond to the challenge with the existing technology. The prevalent copper-wire circuit-switched networks, built to satisfy steady low-bandwidth voice traffic, could not adequately accommodate additional transmission of data, characterized by large, relatively short-duration bursts of signals followed by relatively long periods of silence, and video, characterized by a sustained flow of vacillating data bursts with high bandwidth requirements.

     Communication service providers turned to optical communication as a means of cost-effectively satisfying the need for more bandwidth, coupled with increased demand for improved clarity, flexibility, scalability, deployment and operating performance of transmitted signals.

     Optical communication is carried out by light-based signals, which transmit digitized information through a fiberoptic cable, a conduit of bundled glass fibers. Optical systems convert electrical signals generated by voice, data and video sources into specific wavelengths of laser-generated light, which carries the information through an optical network to its final destination where the optical signal is ultimately re-converted back to its original mode. Using multiplexing, a process which allows numerous wavelength channels to be aggregated onto a single optical fiber as a composite optical signal, the optical network can simultaneously, efficiently and with little external interference transmit a multitude of optical signals. The multiplexing process effectively eliminates the need for multi-cable copper-wire systems to transmit large bandwidths of information from a variety of sources. The optical network can efficiently clean, amplify, isolate and route an optical signal to achieve high bandwidth communication capability without compromising transmission quality.

     2. Optical Networking Industry.

     The fiberoptic communications industry is comprised of a three-layer networking hierarchy: service providers or carriers, Network Equipment Manufacturers (“NEMs”) and Optical Component Manufacturers (“OCMs”). Carriers are communication companies that own optical networks and provide communication services to their customers. In the United States, the principal carriers are AT&T, WorldCom, Sprint, BellSouth, Verizon, SBC Communications and Qwest. Outside the United States, significant carriers include Deutsche Telekom, British Telecom and France Telecom.

     The carriers rely on NEMs who design, build and sell fiberoptic equipment that powers the optical networks. The NEMs in turn rely on the OCMs who produce individual components or segments of the optical network.

     3. Market Conditions.

     After experiencing steady growth since the mid-1980s, demand for telecommunications equipment accelerated rapidly in the late 1990s and reached its peak in calendar 2000 when new orders totaled over $120 billion*. Subsequently, the demand for new equipment has fallen substantially due in part to a rapidly developed telecommunications overcapacity, an overall economic slowdown and excessive debt load of the service providers, who had fewer capital dollars to spend on infrastructure projects. In 2001, the total value of the telecom equipment orders declined to $76 billion*.

     During the 1990s, the increasing telecom revenues also spurred a major growth in equipment production, which by the end of the decade outpaced demand resulting in a gradual build-up of telecom equipment inventories. The inventories reached their maximum in February 2001. Subsequently, as production of the telecom equipment decreased, so did the inventories. By the end of April 2002, they declined by 38% from their peak and reached levels last seen in the fourth quarter of 1994. The rapid increase and subsequent decrease in capital equipment spending resulted in a corresponding pattern of growth and decline in the NEMs’ and the OCMs’ revenues and earnings. Future telecom equipment demand will depend on a range of factors including:

               Demand for bandwidth

               Financial condition of the carriers

*	Source: United States Bureau of the Census

Successful development of new smaller and cost-efficient optical networks

Degree of industry rationalization across the optical networking hierarchy

Extent of penetration of competing technologies such as wireless communication

     4. DiCon and its Business.

     Optical components are broadly divided into two categories: active and passive. Active components are used in optical networks to generate, amplify and convert an optical signal. Transmitters, amplifiers and receivers are active components. Passive components are used to guide, mix, filter, route, adjust and stabilize optical signals transmitted through an optical network without the need for power generation. DiCon is a major OCM involved in the production of passive components and associated value-added products including optical network test and measurement devices and cost effective modules and hybrids, which combine several discrete components into an electronic operating unit. Optical components constitute the only business segment in which DiCon operates. DiCon’s business has no distinct seasonality.

     Upon formation in 1986, DiCon developed and began marketing its first-generation mechanical switch and in 1990 produced a range of test and measurement devices based on that technology. In 1992, DiCon started developing new dielectric thin-film-based components, which could multiplex and de-multiplex (aggregate and de-aggregate) optical signals onto an optical fiber.

     Beginning in 1996, the Company used its innovative thin-film technology to manufacture a broad range of products such as low-loss Wavelength Division Multiplexers (“WDMs”) and De-multiplexers used to combine optical signals of different wavelengths; Gain Flattening Filters (“GFFs”) designed to equalize the energy content of different wavelengths (channels) ahead of optical amplifiers; and isolators used to ensure unidirectional flow of optical signals. DiCon also leveraged its success in the application of the new thin-film technology to manufacture a series of advanced measurement and testing devices.

     In 2000, DiCon began production of modules and hybrids, which combined several components into cost-effective units. NEMs welcomed this new line of products as they faced increasing pressure from the carriers to achieve substantial capital and operating cost reduction. Recently introduced Tap/Isolator/Pump/Coupler, Reconfigurable Optical Add/Drop Multiplexer (“ROADM”) and Variable Optical Attenuator (“VOA”) MUX/DMUX and Dynamic Band Equalizer (DBE) are just a few examples of DiCon’s value-added modular products that gained wide acceptance by its customers.

     DiCon’s modular products also include its internally developed highly sophisticated Micro Electro-Mechanical Systems (“MEMS”) switch, which the Company began marketing in 2001. Its current product line includes such advanced products as MEMS VOA, MEMS 1x2 and 1x4 switches as well as MEMS Tap/VOA and MEMS Band WDM/VOA hybrids.

     In 2002, DiCon began producing Gradient Index (“GRIN”) lenses, which are used to collimate and to focus light. The Company is currently one of only three known suppliers of GRIN lenses in the world.

     DiCon continues to invest in new technology with substantial commercial application potential. It is currently developing integrated photonic electronic circuits, which are designed to miniaturize optical network elements, making them cheaper to build and operate.

     5. Products.

     DiCon’s current line of manufactured products is broadly divided into two categories: WDMs and Switches. The WDM line includes Dense Wave Division Multiplexers (“DWDMs”), amplifier components, power splitting and monitoring devices and some integrated modules and hybrids. The Switches line includes MEMS products, motorized attenuators for path switching and power control, measurement instruments and components. This breakdown is largely notional as more and more components are being used in modules and hybrids making the distinction of revenue sources difficult. DiCon has not made public announcements regarding its new product development activities.

     6. Revenue Breakdown.

     DiCon’s revenue breakdown over the last three fiscal years (“FY”) has been as follows:

	FY Ended	FY Ended	FY Ended
Product Line	March 31, 2000	March 31, 2001	March 31, 2002

WDM	49%	68%	60%
Switch	51%	32%	40%

     7. Marketing and Distribution.

     DiCon’s marketing activities are conducted primarily by its sales force located at the corporate headquarters in Richmond, California. Two distributors, one located in France, one in Italy, further supplement its European sales efforts. DiCon markets its products in Asia through a wholly owned subsidiary, Global Fiberoptics Inc., located in Kaohsiung, Taiwan.

     8. Customers.

     In FY ended March 31, 2002, DiCon had a broad customer base consisting of over 300 accounts, including major NEMs such as ADVA, Agilent Technologies, ALCATEL, Cisco Systems, Lucent Technologies, Marconi plc, Nortel Networks and Tellabs. Two

customers, ALCATEL and Cisco Systems, each accounted for more than 10% of the total revenue with their individual sales amounting to 15% and 10%, respectively. DiCon’s top ten customers accounted for approximately 65% of its total revenue.

     9. Backlog.

     DiCon’s backlog, which represents the aggregate of the sales price of orders received from customers but not yet recognized as revenue, was approximately $3.9 and $17.8 million on March 31, 2002 and 2001, respectively. Currently, the Company is quoting lead times of three to four weeks for delivery of most of its products. Its historic order fulfillment has been less than one month. All orders, however, are subject to possible changes by customers related to quantities of ordered products, their specification or delivery dates. While DiCon believes that the orders included in the backlog are firm, there are certain circumstances under which orders may be cancelled by the customer without penalty. DiCon also may elect to permit cancellation of orders without penalty where management believes it is in the Company’s best long-term interest to do so. Considering that DiCon’s backlog is small in relation to its revenue, it is not expected to have a material impact on the Company’s future financial performance.

     10. Working Capital.

     DiCon does not carry substantial amounts of inventory in its working capital account. DiCon does not provide extended payment terms to its customers. Its product return rate is low (approximately one percent, typically due to manufactured defects occurring within the warranty period, normally one year).

     11. Inventories.

     DiCon generally sells its products to customers who use purchase orders. The Company does not carry substantial amount of finished goods inventories. As of March 31, 2002, DiCon did not have a material amount of product order backlog (see above). Its balance sheet inventory account consists largely of raw materials (raw materials represents approximately 90% and 65% of inventory as of March 31, 2002 and 2001, respectively).

     12. Sources and Availability of Raw Materials.

     DiCon has no critical raw materials available only from a single supplier. GRIN lenses constitute the most critical of raw materials and, until recently, were externally supplied. Historically, DiCon carried approximately six months of inventory of GRIN lenses. With the Company’s newly developed capability to manufacture these products, DiCon is largely self sufficient in this product and is currently one of only three known suppliers of GRIN lenses in the world for other manufacturers.

     13. Research and Development.

     Since its formation, DiCon has been active in the development of new, commercially viable technologies. As of May 1, 2002, the Company had 19 patents granted and 10 pending in the United States. In order to achieve its position in the marketplace, DiCon spends a substantial proportion of its financial resources on research and development (“R&D”). These expenditures are expensed as incurred. During the last three fiscal years, DiCon’s R&D expenses were as follows:

	FY Ended	FY Ended	FY Ended
Research & Development	March 31, 2000	March 31, 2001	March 31, 2002

Total Amount (000’s)	$3,763	$20,580	$16,659
Percentage of Revenue	7.0%	12.6%	23.6%

     14. Competition.

     The markets in which DiCon sells its products are highly competitive. The Company’s overall competitive position depends on a number of factors, including:

Product features, specifications and reliability

Strength of customer relationships

Breadth of product lines

Delivery times and manufacturing capacity

Selling price

Timing of new product introduction

     DiCon believes that its principal competitors are passive optical component manufacturers such as JDS Uniphase Corp, Avanex Corp and Corning Inc., as well as the internal manufacturing divisions of some of its large customers.

     15. Employment.

     As of June 30, 2002, DiCon had 565 employees, 327 in the US and 238 in Taiwan.

     16. Financial Information by Geographic Areas.

     DiCon sold its products to customers within and outside the United States as indicated below:

	FY Ended	FY Ended	FY Ended
Revenues (in thousands)	March 31, 2000	March 31, 2001	March 31, 2002

Within the US	$41.7	$117.9	$46.3
Outside the US	11.7	45.9	24.3

Total	$53.4	$163.8	$70.6

     The majority of the Company’s long-lived assets are located in the United States. Long-lived assets consist primarily of property, plant and equipment, net of accumulated depreciation, and deposits. The following represents the geographic location of long-lived assets:

(in thousands)	March 31, 2000	March 31, 2001	March 31, 2002

Within the US	$21.5	$60.0	$65.2
Outside the US	1.6	14.9	13.3

Total	$23.1	$74.9	$78.5

     17. Protection of the Environment.

     DiCon’s compliance with federal, state and local provisions regulating the discharge of materials into the environment does not and is not expected to have a material effect on the Company’s capital expenditures, earnings and competitive position.

Item 2. Financial Information.

     (a)  Selected Financial Data.

     The following selected condensed consolidated statement of operations data for the three fiscal years ended March 31, 1998, 1999, and 2000, are derived from DiCon’s unaudited financial statements. The data for the fiscal year ended March 31, 2001, are derived from DiCon’s unaudited and restated financial statements. See footnote 2 of the consolidated financial statements presented herein for details of the restatement. The data for the fiscal year ended March 31, 2002, are derived from DiCon’s financial statements audited by PricewaterhouseCoopers LLP. Data for fiscal years ended March 31, 1998, 1999, and 2000, are prepared on a tax basis rather than a basis in accordance with generally accepted accounting principles (“GAAP”) and do not contain all of the adjustments necessary to be comparable to the data for the fiscal years ended March 31, 2002 and 2001 (See Notes 1 and 2 below). These data should be read together with “Management’s Discussion and Analysis of

Financial Condition and Results of Operations” and the financial statements and related notes included elsewhere in this document.

	Fiscal Years Ended March 31,

	1998	1999	2000	2001	2002
	(unaudited)	(unaudited)	(unaudited)	(unaudited
	Note 1	Note 1	Note 1	& restated)

Condensed Consolidated Statement of Operations:
(in thousands)

Net sales	$13,861	$22,765	$53,378	$163,794	$70,613
Cost of goods sold	7,527	11,777	24,486	56,764	45,848

Gross profit	6,334	10,988	28,892	107,030	24,765
Operating expenses:
Selling, general and administrative	3,650	5,495	9,797	31,198	14,847
Research and development	196	202	3,763	20,580	16,659
Compensation expense — Stock Plans (Note 2)	106	383	3,233	—	—
Loss (gain) on dissolved joint venture	—	—	—	2,101	(544)

Total operating expenses	3,952	6,080	16,793	53,879	30,962

Operating income (loss)	2,382	4,908	12,099	53,151	(6,197)
Other income (expense)	591	407	(37)	2,173	(2,129)

Income before taxes	2,973	5,315	12,062	55,324	(8,326)
(Provision) benefit for income taxes	(755)	(1,575)	(4,888)	(16,731)	5,217

Net income (loss)	$2,218	$3,740	$7,174	$38,593	$(3,109)

Net income (loss) per share (Note 4):
Basic	—	—	—	$0.36	($0.03)
Diluted	—	—	—	$0.35	($0.03)
Shares used in per share calculation (Note 4):
Basic	—	—	—	105,875	108,458
Diluted	—	—	—	110,115	108,458

Net sales	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of goods sold	54.3%	51.7%	45.9%	34.7%	64.9%

Gross profit	45.7%	48.3%	54.1	65.3%	35.1%
Operating expenses:
Selling, general and administrative	26.3%	24.1%	18.4%	19.0%	21.0%
Research and development	1.4%	0.9%	7.0%	12.6%	23.6%
Compensation expense — Stock Plans (Note 2)	0.8%	1.7%	6.1%	0.0%	0.0%
Loss (gain) on dissolved joint venture	0.0%	0.0%	0.0%	1.3%	(0.8% )

Total operating expenses	28.5%	26.7%	31.5%	32.8%	43.8%

Operating income (loss)	17.2%	21.6%	22.7%	32.5%	(8.7% )
Other income (expense)	4.3%	1.7%	(0.1% )	1.3%	(3.0% )

Income before taxes	21.5%	23.3%	22.6%	33.8%	(11.7% )
(Provision) benefit for income taxes	(5.5% )	(6.9% )	(9.2% )	(10.2% )	7.4%

Net income (loss)	16.0%	16.4%	13.4%	23.6%	(4.3% )

	Fiscal Years Ended March 31,

	1998	1999	2000	2001	2002
	(unaudited)	(unaudited)	(unaudited)	(unaudited
	Note 1	Note 1	Note 1	& restated)

Condensed Consolidated Balance Sheet:
(in thousands)

Current assets	$10,814	$14,067	$24,139	$58,641	$49,080
Property, plant & equipment, net	3,674	6,058	23,065	74,827	78,292
Other assets	3,504	783	2,275	10,018	6,937

Total assets	$17,993	$20,909	$49,479	$143,486	$134,309

Current liabilities	$1,453	$2,813	$25,804	$57,111	$20,004
Long term liabilities	6,394	5,061	2,925	10,887	38,087

Total liabilities	7,847	7,874	28,729	67,998	58,091
Shareholders’ equity	10,146	13,035	20,750	75,488	76,218

Total liabilities and shareholders’ equity	$17,993	$20,909	$49,479	$143,486	$134,309

Other:
Depreciation and amortization	$1,211	$2,258	$3,356	$8,559	$10,641
Capital expenditures	3,363	4,607	9,024	57,734	16,264
Dividends (Note 3)	300	291	402	0	0
Dividends per share, adjusted for stock splits	$0.003	$0.003	$0.004	$0	$0

     Note 1: Statements of operations for the fiscal years ended March 31, 1998, 1999, and 2000, were prepared on a tax basis and do not reflect all of the adjustments necessary to be comparable to statements for the later years. Specifically, depreciation is calculated on an accelerated basis and accruals required for GAAP, but not permitted for tax purposes, are not included.

     Note 2: In the financial statements for fiscal years ended March 31, 2001 and 2002, Stock Compensation Expense has been allocated to cost of goods sold, selling, general and administrative expense, and research and development expense. See Note 9 of the consolidated financial statements presented herein for the detail of the allocation of stock compensation expense. In prior years, the expense is reflected as a separate line item as information is not available to reliably present the prior fiscal years on a comparable basis.

     Note 3: Dividends are shown for a specific fiscal year to which they were attributed. Dividends per share are calculated on the basis of the shares outstanding as of the end of the fiscal year, adjusted to reflect subsequent stock splits. The dividends were actually paid in the following fiscal year based on year-end results. Currently no dividends are being paid, and DiCon does not anticipate paying dividends in the foreseeable future.

     Note 4: Information necessary to calculate net income per share on a GAAP basis is not available on a reliable basis for the fiscal years ended March 31, 2000, 1999, and 1998. Accordingly, net income per share has not been presented for these periods.

     (b)  Management’s Discussion and Analysis of Financial Condition and Results of Operations.

     The following discussion should be read together with the Selected Financial Data above, and the Company’s consolidated financial statements and accompanying notes appearing elsewhere in this Registration Statement. This Section contains forward-looking statements that involve risks and uncertainties. Actual results may differ from those indicated in forward-looking statements. Factors that could contribute to such differences include, but are not limited to, those specific points discussed below and under “Risk Factors” in this Registration Statement.

     Overview

     DiCon designs and manufactures passive optical components, modules and test instruments for current and next-generation optical communications markets. DiCon designs and manufactures a broad portfolio of technically advanced products that filter, split, combine and route light in optical networks. DiCon also sells products used for testing optical devices and systems. DiCon’s products are based on its proprietary technologies, including thin-film coating, micro-optic design, optical element finishing, Micro Electro-Mechanical Systems (“MEMS”), advanced packaging and process automation. DiCon was founded in 1986 and first became profitable in 1988. It remained profitable each fiscal year until the fiscal year ended March 31, 2002.

     DiCon’s communications products include Wavelength Division Multiplexers (“WDMs”), amplifier components, switches and attenuators, MEMS devices and modules and its measurement products include variable attenuators, tunable filters, and test instruments. DiCon markets and sells its products worldwide through its direct sales force and through selected distributors.

     The optical networking industry is rapidly changing and the volume and timing of orders are difficult to predict. Since the fourth quarter of 2000, the fiberoptics industry has been in a significant period of consolidation following a dramatic curtailment of capital spending by carriers faced with substantial excess bandwidth capacity and very high levels of corporate debt. DiCon believes its customers generally view the purchase of DiCon’s products as a significant and strategic decision. As a result, customers typically expend substantial effort in evaluating, testing and qualifying DiCon’s products and its manufacturing processes. This customer evaluation and qualification process frequently results in a lengthy initial sales cycle of nine months or longer.

     Beginning in January 2001, as the industry entered its downturn and consolidation phase, various customers cancelled existing orders. In some cases, DiCon was able to recover a portion of its costs through subsequent transactions with these customers. However, the Company also incurred substantial costs associated with obsolete inventory and cancelled orders. As of July 2002, DiCon expects that this major correction of its inventory levels will not continue, at least not at the same levels as in the fiscal years ended March 31, 2002 and

2001. DiCon attempts to mitigate the impact of such corrections by maintaining close, proactive relationships with all of its major customers to obtain as much information about each customer’s needs as possible.

     DiCon is engaged in continuing efforts to manage its manufacturing process to adjust for the projected changes in demand for its products. Currently, it performs manufacturing, final assembly, testing, quality assurance, engineering, documentation control and repairs of its products at its Richmond, California, facility. This facility consists of approximately 200,000 square feet of owned facilities and approximately 50,000 square feet of leased facilities.

     In 2001, DiCon relocated its operations from leased facilities in Berkeley, California, approximately five miles south of Richmond. The Company had previously occupied approximately 93,000 square feet in Berkeley. Following the recent downturn in the telecommunications business and DiCon’s sales, DiCon closed these facilities. In addition, DiCon has vacated an additional 80,000 square feet in leased facilities in Richmond, California. All of the leases for the leased facilities expire in one to four years. The remaining lease obligations for the unutilized facilities of up to four years in duration, net of expected sublease revenue and expense, have been accrued as a liability in the financial statements beginning with the fiscal year ended March 31, 2001. As of March 31, 2002, the reserve for future expenses for the unused leased premises is $1.8 million.

     In January 2000, DiCon began manufacturing operations at its 44,000 square foot WDM product assembly facility in Kaohsiung, Taiwan. This facility subsequently has been expanded through the purchase of an additional 44,000 square feet of additional space adjacent to the original facility to manufacture additional products. Although DiCon owns a condominium interest in the building, it is located on a ground lease that extends through 2011. The ground lease may be renewed indefinitely, and there is no penalty for early cancellation, except for forfeiture of the owned facility. The annual lease payment is set at 5% of the prorata value of the land. For the fiscal year ending March 31, 2003, the lease payment is expected to be approximately $13,000.

     DiCon’s cost of goods sold consists primarily of the cost of direct materials, labor and manufacturing overhead associated with products sold as well as production start up costs. As demand changes, DiCon attempts to manage its manufacturing capacity to meet demand for existing and new products. However, certain of its costs are fixed and as volumes decrease, these expenses are difficult to reduce proportionately, if at all.

     Research and development expenses consist primarily of salaries and related personnel expenses, fees paid to consultants and outside service providers, material and equipment costs, and other expenses related to the design, development, testing and enhancement of DiCon’s fiberoptic products. DiCon expenses all of its research and development costs as incurred and does not capitalize any research and development expenditures except for equipment which has a useful life longer than one year and is useful for purposes other than the current research and development project. DiCon believes that research and development is critical to strategic product development and expects to continue to devote substantial resources to product research and development even in the face of decreased demand for its products. DiCon expects its research and development expenses to fluctuate both in absolute dollars and as a percentage of sales based on its perceived need for, and expected return from, its research and development efforts.

     Selling, general and administrative expenses include salaries, benefits, commissions, product promotion and administrative expenses. DiCon expects these expenses to continue to be substantial as the Company strives to be an industry leader in the fiberoptic component manufacturing business.

     DiCon maintains an Employee Stock Option Plan and an Employee Stock Purchase Plan as a means of motivating its employees to make a tangible contribution towards achieving its corporate objectives. See Note 9 of the financial statements included herein for more information regarding these plans.

     Total other income consists primarily of interest and dividend income offset against interest expense plus realized gains or losses on investments and equity in the gain or loss of LD Fiberoptics LLC, its joint venture with Lucent Technologies Inc. that was dissolved in the fiscal year ended March 31, 2001.

     Critical Accounting Policies

     The preparation of the Company’s consolidated financial statements in conformity with accounting principles generally accepted in the United States requires estimates and judgments that affect the reported amounts of assets and liabilities, net sales and expenses, and the related disclosures. Estimates are based on historical experience, knowledge of economic and market factors and various other assumptions that the Company believes to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. The following critical accounting policies are affected by significant estimates, assumptions and judgments used in the preparation of the Company’s consolidated financial statements.

     Revenue recognition. The Company recognizes revenue upon shipment of the product provided that persuasive evidence of a final agreement exists, delivery has occurred, the selling price is fixed or determinable and collectibility is reasonably assured. Revenue associated with contract-related cancellation payments from customers is not recognized until a formal agreement is signed or a purchase order issued by the customer covering such payments and the collectibility of the cancellation payments is determined to be probable. The Company records provisions against gross revenue for estimated product returns and allowances in the period when the related revenue is recorded. Should actual product returns and allowances exceed the Company’s estimates, additional reductions to revenue would result.

     Allowances for doubtful accounts. The Company performs ongoing credit evaluations of its customers’ financial condition. Allowances for doubtful accounts for estimated losses are maintained resulting from the inability or unwillingness of customers to make required payments. When the Company becomes aware that a specific customer is unable to meet its financial obligations, such as bankruptcy or deterioration in the customer’s operating results or financial position, the Company records a specific allowance to reflect the level of credit risk in the customer’s outstanding receivable balance. The Company is not able to predict changes in the financial condition of customers, and if circumstances related to the Company’s customers deteriorate, estimates of the recoverability of trade receivables could be materially affected and the Company may be required to record additional allowances. Alternatively, if the Company provides for more allowances than needed, the Company may reverse a portion of such provisions in future periods based on actual collection experience.

     Warranty accrual. The Company provides reserves for the estimated costs of product warranties at the time revenue is recognized. Estimates of the costs of warranty obligations are based on the Company’s historical experience of known product failure rates, use of materials and service delivery costs incurred in correcting product failures. In addition, from time to time, specific warranty accruals may be made if unforeseen technical problems arise. Should the Company’s actual experience relative to these factors differ from estimates, the Company may be required to record additional warranty reserves. Alternatively, if the Company provides more reserves than needed, the Company may reverse a portion of such provisions in future periods.

     Inventory valuation. The Company regularly assesses the valuation of inventories and writes down those inventories which are obsolete or in excess of forecasted usage to their estimated realizable value. Estimates of realizable value are based upon the Company’s analyses and assumptions including, but not limited to, forecasted sales levels by product, expected product lifecycle, product development plans and future demand requirements. If market conditions are less favorable than the Company’s forecast or actual demand from customers is lower than the Company’s estimates, the Company may be required to record additional inventory write-downs. If demand is higher than expected, the Company may sell inventories that had previously been written down.

     Property, plant and equipment. The Company evaluates the carrying value of property, plant and equipment, whenever certain events or changes in circumstances indicate that the carrying amount may not be recoverable. Such events or circumstances include, but are not limited to, a prolonged industry downturn, a significant decline in the Company’s market value, or significant reductions in projected future cash flows. In assessing the recoverability of property, plant and equipment, the Company compares the carrying value to the undiscounted future cash flows the assets are expected to generate. If the total of the undiscounted future cash flows is less than the carrying amount of the assets, the Company writes down such assets based on the excess of the carrying amount over the fair value of the assets. Fair value is generally determined by calculating the discounted future cash flows using a discount rate based upon the Company’s weighted average cost of capital. Significant judgments and assumptions are required in the forecast of future operating results used in the preparation of the estimated future cash flows, including long-term forecasts of the amounts and timing of overall market growth and the Company’s percentage of that market, groupings of assets, discount rate and terminal growth rates. Changes in these estimates could have a material adverse effect on the assessment of property, plant and equipment, thereby requiring the Company to write down the assets.

     Deferred taxes. The Company regularly assesses the likelihood that deferred tax assets will be recovered from future taxable income. If necessary, the Company records a valuation allowance to reduce deferred tax assets to the amount that the Company believes to be realizable. The Company considers projected future taxable income and ongoing tax planning strategies in assessing the amount of the valuation allowance. If it is determined that the Company will not realize all or part of deferred tax assets, an adjustment to the deferred tax asset will be charged to earnings in the period such determination is made. As of March 31, 2002, the Company has not recorded a valuation allowance associated with deferred tax assets.

     Financial results — Fiscal Years Ended March 31, 2000, 2001, and 2002

     Revenues

     Revenues increased by 64.2% from $13.9 million in the fiscal year ended March 31, 1998, to $163.8 million in the fiscal year ended March 31, 2001. This increase was mainly due to the growth in demand for DiCon’s products, especially DWDM components. Revenues then decreased to $70.6 million for the fiscal year ended March 31, 2002, due to the decline in demand for fiberoptic components from the NEMs. This decline was unprecedented in DiCon’s history, but further declines are expected to continue through at least the fiscal year ended March 31, 2003. While DiCon is optimistic about the longer-term trends in the industry, it is impossible to predict the extent or duration of the current downturn. Included in revenue for the fiscal year ended March 31, 2002, is approximately $7.5 million in contract cancellation revenue from major customers.

     In this industry, the pace of technological change is dramatic and specific products have a relatively short product life while basic product designs may have a substantial life. Generally, customers expect that prices will decline 10% to 25% per year for comparable products from DiCon and from its competitors. In the current period of significant excess capacity at DiCon and at its competitors, these pressures to reduce average selling prices may even be greater. DiCon seeks to offset this trend through new product introductions with higher average selling prices and through aggressive programs to improve manufacturing yields and reduce costs. There is no certainty that these programs will be successful to offset the pricing pressure from customers in the future. Historically, DiCon’s increased revenues were mainly due to increased volumes of production rather than increases in average selling prices. For the fiscal year ended March 31, 2002, the declining revenues were due both to a decline in selling prices and to a significant decline in the volume of goods shipped.

     Cost of Goods Sold

     Cost of goods sold was $24.5 million (45.9% of revenues) for the fiscal year ended March 31, 2000, and $56.7 million (34.7% of revenues) for the fiscal year ended March 31, 2001. In the fiscal year ended March 31, 2002, these costs declined in absolute dollars to $45.8 million but increased as a percentage of revenue to 64.9%. These costs increased in absolute dollars through the fiscal year ended March 31, 2001, due to the increases in the number of manufacturing personnel, material, and other production costs in each successive year due to the increased production levels. Higher volumes and the favorable product mix, which resulted in the growth of higher margin product lines, resulted in the decline in cost of sales as a percentage of revenues for these years. For the fiscal year ended March 31, 2002, cost of goods sold increased as a percentage of declining revenue due to higher fixed costs despite efforts to downsize manufacturing capacity during the year. Included in cost of sales for the fiscal year ended March 31, 2002, is approximately $9.2 million in inventory write-offs or inventory write-downs due to program cancellations by major customers or lower sales.

     For the fiscal years ended March 31, 2001 and 2002, stock plan compensation expense was included in cost of goods sold, research and development, and selling, general and administrative expense. See Note 9 of the financial statements included herein for details of the stock plan compensation expense for the years ended March 31, 2001 and 2002. For the fiscal years ended March 31, 1998, 1999, and 2000, stock plan compensation expense was not allocated to cost of goods sold, research and development, and selling, general and administrative expense. In the three fiscal years ended March 31, 2000, stock plan compensation expense is reflected as a separate component of operating expense as information is not available to reliably present the prior years on a comparable basis.

     Operating Expenses

     Research and development. Research and development expense was $3.8 million (7.0% of revenues) in fiscal year ended March 31, 2000. Beginning in the last half of the fiscal year ended March 31, 2000, DiCon began an extensive research and development effort aimed at perfecting the commercial production of the next generation of passive devices using MEMS technology. The increases in research and development expense were primarily attributable to the substantial increase in the number of research and development personnel, increases in usage of material, and purchases of equipment for research and development. As a result, the expense for research and development increased dramatically both in absolute dollars and as percentage of sales to $20.6 million (12.6% of revenue) in the fiscal year ended March 31, 2001. DiCon introduced MEMS products in the second half of 2001. Further development of these products has continued into 2002 as the Company has expanded its product portfolio. In addition, DiCon continued to invest heavily in expanding both its technology and its product offerings for the future. For the fiscal year ended March 31, 2002, research and development expenses totaled $16.7 million (23.6% of revenue based on declining revenue). Future expenditures are expected to fluctuate both in absolute dollars and as a percentage of revenue based on the need to invest in new research and development in order to remain competitive in this rapidly changing industry.

     Selling, general and administrative. Selling, general and administrative expense increased from $9.8 million (18.4% of revenues) for the fiscal year ended March 31, 2000, to

$31.2 million (19.0% of revenues) for the fiscal year ended March 31, 2001, before declining in absolute dollars for the fiscal year ended March 31, 2002, to $14.8 million (although the percentage of revenue increased to 21.0% as revenue declined more than the decrease in selling, general and administrative expense). The increases in costs prior to the most recent year were primarily attributable to additional personnel required to support growth and increased expenses associated with marketing, customer support, commissions, finance and administration. In light of current conditions, DiCon continues to strive to reduce these expenses wherever possible in the face of declining revenue. The Company is mindful, however, of its need to market to its customers effectively during this period and to maintain levels of customer service expected by its customers. In order to adjust to declining demands for its products, the Company has implemented four layoffs beginning in June 2001. DiCon has reduced its staff from over 1,200 employees to just under 600 employees as of June 30, 2002. The cost of this staff reduction has been expensed as incurred, but was not considered material. If the Company is not successful in managing the necessary changes in its processes to adjust for the loss of this workforce, its manufacturing yields, product delivery schedules and/or product reliability could suffer.

     Compensation expense — Stock Plans. In connection with the grant of phantom stock shares in the fiscal year ended March 31, 2000, DiCon recorded a non-cash stock compensation charge of approximately $3.2 million (6.1% of revenues). For the fiscal year ended March 31, 2001, this expense increased to $27.1 million (16.5% of revenues) and has been allocated to costs of goods sold, selling, general and administrative and research and development expenses. The phantom stock plan was accounted for as variable stock plan under generally accepted accounting principles (“GAAP”). The compensation charge is computed as the difference between the calculated fair value of the vested phantom stock shares at the end of the period compared to the value as of the end of the previous period. Effective March 31, 2001, the phantom stock plan was replaced with an employee stock option plan and a compensatory employee stock purchase plan. Expense under the employee stock option plan and the employee stock purchase plan is limited to the discount given to employees under the plan, generally 15% of the current value of the stock at the time of the purchase of the stock or the grant of the option. For the fiscal year ended March 31, 2002, stock compensation expense totaled $1.9 million (2.7% of revenue) and has been allocated to costs of goods sold, selling, general and administrative and research and development expenses. See Note 9 of the consolidated financial statements presented herein for further discussion of the Company’s stock compensation plans and the detail of the allocation of stock compensation expense for the fiscal years ended March 31, 2002 and 2001.

     Loss (gain) on dissolved of joint venture. In February 2000, DiCon and Lucent Technologies Inc. (now Agere Systems, Inc.) created a joint venture (LD Fiberoptics, LLC) for the purpose of jointly developing advanced fiberoptic components. In December 2000, the parties mutually agreed to terminate the joint venture. In the fiscal year ended March 31, 2001, DiCon estimated its loss upon dissolution of the joint venture to potentially be $2.1 million. Subsequently, upon distribution of assets, it was determined that DiCon’s loss was only $1.6 million, resulting in a gain for the fiscal year ended March 31, 2002, of $0.5 million.

     Total Other Income (Expense)

     Total other income (expense) was expense of approximately $37,000 in the fiscal year ended March 31, 2000, income of approximately $2.2 million (1.3% of revenues) in the fiscal year ended March 31, 2001, and expense of approximately $2.2 million (3.1% of revenues) in the fiscal year ended March 31, 2002. Total other income consists primarily of interest and dividend income offset against interest expense plus realized gains or losses on investments and sales of fixed assets. Until the beginning of calendar year 2000, DiCon had borrowed sparingly, and often had excess funds to invest. The excess funds generally produced income, not offset by interest expense. Other expense for the fiscal year ending March 31, 2002, primarily represents the costs of borrowing by DiCon for its real estate loan for the Richmond, California, facility as well as its equipment loan along with the imputed interest on the payments required under the terms of the conversion of its Phantom Stock Plan to the Employee Stock Option Plan (See Note 9 of the financial statements included herein).

     Liquidity and Capital Resources

     Net cash generated by operating activities in the fiscal years ended 2000, 2001, and 2002, was $10.6 million, $37.4 million, and $13.9 million, respectively. The growth in net cash generated by operating activities in the fiscal year ended March 31, 2001, was primarily due to the growth in revenues and the improving gross profit margins due to increased volumes and a shift of product mix to the sale of products with higher gross margins over these periods. The decline in the fiscal year ended March 31, 2002, was due to the dramatic reduction in revenues, which was not offset by an equivalent reduction in costs.

     Cash used in investing activities primarily relates to capital expenditures and the sales and purchases of marketable securities. Equipment is generally acquired primarily through cash payments and limited longer-term borrowings. Capital expenditures were $9.0 million, $57.7 million, and $16.3 million for the fiscal years ended March 31, 2000, 2001, and 2002, respectively. The expenditures were primarily attributable to purchases of manufacturing and test equipment, equipment for research and development, information systems equipment and office equipment as well as the investment in the Richmond, California, facility in the fiscal years ended March 31, 2001 and 2002. In addition, in the fiscal years ended March 31, 2001 and 2002, Global Fiberoptics, Inc. incurred substantial capital expenditures related to the establishment of its operations in Kaohsiung, Taiwan, in the amount of US$14.9 million for 2001 and US$2.0 million for 2002. As of March 31, 2002, DiCon has invested a total of US$11.5 million in the capital of Global Fiberoptics, Inc. Subsequent to the fiscal year ended March 31, 2002, DiCon has invested an additional US$0.6 million in the fiscal capital of Global Fiberoptics, Inc. to implement a new GRIN lens production facility.

     In the fiscal year ended March 31, 2002, the Company used cash to purchase marketable securities totaling $20.4 million and sold marketable securities for cash in the amount of $6.9 million. In the fiscal year ended March 31, 2001, the Company used cash to purchase marketable securities totaling of $0.5 million and sold marketable securities for cash totalling $5.6 million.

     DiCon currently expects to incur approximately $5 million of capital expenditures through its fiscal year ending March 31, 2003, to purchase equipment for its research and development activities and to expand its manufacturing capacity for new products. It may spend more or less depending on circumstances.

     Cash generated by financing activities was $11.5 million, $26.2 million, and $11.5 million in the fiscal years ended March 31, 2000, 2001, and 2002, respectively. Cash generated by financing activities in the fiscal year ended March 31, 2000, was primarily due to borrowing $5.0 million to assist in acquiring the land in Richmond, California, and to the receipt of $7.6 million from the subscription for the purchase of common stock that was closed in May 2000, partially offset by repayments of Industrial Revenue Bonds. Cash generated in 2001 was primarily due to borrowing for the construction of the facility in Richmond. For the fiscal year ended March 31, 2002, net borrowings of $6.6 million were augmented by the sale of common stock in the amount of $4.8 million.

     Since its inception in 1986, DiCon has financed its operations primarily through internally generated funds, private placements of common stock totaling approximately $12.8 million and the balance through debt.

     In May 1997, DiCon borrowed $4.9 million under Industrial Revenue Bonds issued by the County of Alameda. Those bonds were repaid on May 1, 2000.

     The Company financed, in part, an acquisition of land in Richmond, California, for a new corporate campus by borrowing $5 million from a bank on December 29, 1999. The principal balance plus accrued interest was paid in full on August 25, 2000, using the proceeds from a construction loan of $27 million, which the Company entered into on August 24, 2000. In November 2001, the same lender refinanced the outstanding balance of the construction loan with a mortgage loan maturing November 20, 2004, with an amortization schedule based on a 25-year loan. Interest on the mortgage loan is accrued at a variable interest rate based on changes in the lender’s prime rate as of the 20th of each month (4.75 percent at March 31, 2002). Principal and interest are payable monthly. The balance of the mortgage loan as of March 31, 2002, was $26.8 million, and the balance of the loan at maturity is estimated to be $25.3 million at the current interest rate. Although DiCon intends to refinance the building at the end of the term of the existing loan in 2004, there is no certainty that DiCon will be able to do so. If it is unable to refinance the property, it may be forced to seek alternative options which may be less attractive to DiCon.

     In June 2002, Global Fiberoptics, Inc. renewed its original line of credit with a Taiwan bank for 200 million New Taiwan Dollars (or approximately US$5.7 million as of March 31, 2002) with interest based on a rate set by the bank at the time funds are drawn. The line matures on June 30, 2003. The amount drawn, as of March 31, 2002, was US$1.0 million. The interest rate as of March 31, 2002, was 3.75%. Because this loan is denominated in New Taiwan Dollars, DiCon has a currency risk exposure associated with this loan. DiCon has not been engaged in any hedging activities regarding these currency risks.

     In April 2001, the Company obtained an equipment loan from a bank in the amount of $7.3 million. The loan is secured by specific pieces of equipment. The loan is repayable in equal monthly installments of principal and interest over 60 months beginning May 30, 2001. At March 31, 2002, the loan balance was $5.9 million. Effective April 30, 2002, and annually on April 30 of each year, thereafter, the Company may elect to fix the interest rate on the equipment loan for a twelve month period at a rate of one-half of one percentage point (0.5 percent) per annum in excess of the prime. As of March 31, 2002, the Company had not elected the fixed rate option and the loan bore an interest rate of prime plus 0.5 percent (5.25 percent at March 31, 2002). At March 31, 2002, the Company was in violation of two of the financial covenants under this loan agreement. The bank agreed to waive the covenants through March 31, 2003, but added an additional covenant requiring the Company to maintain a balance of cash and marketable securities (excluding equity securities) of at least two times the outstanding loan balance. The Company was in compliance with this additional covenant as of March 31, 2002. There can be no assurance, however, that the bank will continue to waive these covenant violations after March 31, 2003.

     In December 2001, Global Fiberoptics, Inc. received a second line of credit in Taiwan backed by commercial paper issued by Global Fiberoptics, Inc. in the amount of 20,000,000 New Taiwan Dollars (or approximately US$572,000 as of March 31, 2002). The term of this facility ends on November 26, 2002. As of March 31, 2002, the rate for this facility was 3.25%. Proceeds from the loan were used to repay borrowings under the bank line of credit for Global Fiberoptics, Inc. At March 31, 2002, the balance outstanding under this facility was US$572,000. Because this loan is denominated in New Taiwan Dollars, DiCon has a currency risk associated with this loan.

     DiCon is required to comply with various operating and financial covenants in the various lines and loans. Operating covenants include restrictions on (i) any change in business activities from those we are presently engaged in, (ii) certain types of investments, and (iii) the disposal of assets. Financial covenants include minimum profitability requirements, minimum tangible net worth requirements, minimum debt service coverage ratios, minimum quick ratios, and maximum debt to tangible net worth ratios. Except as noted above, the Company is in compliance with these covenants as of March 31, 2002.

     The table below presents DiCon’s contractual obligations as of March 31, 2002. The debt appears on DiCon’s balance sheet. The operating leases relate to real estate and are commitments which are expensed as paid per the terms of the related contract, except for the provision for estimated losses due to vacated properties as discussed in Note 13 of consolidated financial statements presented herein.

Contractual Obligations
(all dollars in thousands)

	Total	Stated Maturity	Comments

Line of credit	$1,600	6/30/03	Denominated in New Taiwan Dollars
Equipment loan	$5,921	4/30/06	Secured debt amortizes monthly
Mortgage loan	$26,816	11/20/04	Secured debt amortizes monthly; balloon payment at maturity, estimated to be $25,279
Operating leases	$6,285	2003-2011	Real estate leases with monthly payments

     As of March 31, 2002, DiCon had cash and cash equivalents totaling $10.2 million and marketable securities of $13.8 million. At July 1, 2002, in each month (depending on sales) DiCon is operating at a cash flow deficit before capital expenditures. If sales decline further, then these deficits will be expected to increase. It is impossible to predict at this time when, or if, sales will recover to the point that DiCon would no longer be operating at a cash flow deficit, either before or after capital expenditures.

     As discussed elsewhere in this Registration Statement, DiCon maintains an Employee Stock Purchase Plan to assist the Company in attracting, retaining, and rewarding its employees. Subsequent to March 31, 2002, employees purchased under the Plan an additional 659,049 shares for a total purchase price of $1.4 million.

     In late April and May 2002, DiCon also placed with accredited investors 952,361 shares of common stock for a total purchase price of $2.3 million. The proceeds of this private placement will be used to finance DiCon’s capital program and for general corporate purposes.

     DiCon believes its current cash and cash equivalents balances coupled with anticipated funding from private placements and future borrowings will be sufficient to meet its anticipated cash needs for working capital and capital expenditures until at least the end of the fiscal year ending March 31, 2004. Despite its expectations, DiCon may need to raise additional capital before that time in order to finance unanticipated growth, including significant increases in personnel, facilities and computer systems and to acquire or invest in complementary businesses, technologies, services and/or products. There can be no certainty that DiCon will be successful in raising the required capital or raising it at acceptable rates.

     (c)  Quantitative and Qualitative Disclosures About Market Risk.

     Interest Rate Sensitivity and Market Risk

     DiCon intends to maintain its cash and cash equivalents primarily in money market funds or other short-term investments. DiCon does not have any derivative financial instruments. Accordingly, it does not believe that its investments have material exposure to interest rate risk.

     DiCon does have limited investments in marketable equity securities with an original cost of $1.35 million as of March 31, 2002, that had an unrealized loss of $0.09 million. As of June 30, 2002, the Company had marketable equity securities with an original cost of $1.22 million that had an unrealized loss of $0.6 million.

     Because its loans are variable rate, DiCon is subject to interest rate risk for these liabilities. A 1% change in the prime rate would result in a change in interest expense of up to $350,000 per year at the maximum level of loan commitments DiCon has secured.

     The table below provides information about DiCon’s debt maturities that are sensitive to changes in interest rate (000’s omitted):

	Maturities as of the end of the Fiscal Year Ending March 31,

						There-
Variable rate debt:	2003	2004	2005	2006	2007	after	Total

Mortgage debt	$582	$598	$25,636				$26,816
Average interest rate (variable)	4.75%	4.75%	4.75%				4.75%

Equipment debt	$1,450	$1,450	$1,450	$1,450	$121		$5,921
Average interest rate (variable)	4.75%	4.75%	4.75%	4.75%	4.75%		4.75%

Line of credit	$1,600						$1,600
Average interest rate (variable)	3.57%						3.57%

The book value of the Company’s debt approximates fair value due to their short-term maturities and/or variable interest rates.

     Exchange Rate Sensitivity

DiCon manufactures products in the United States and in Taiwan, and all sales to date to customers have been made in U.S. Dollars. Transactions between DiCon’s Taiwan subsidiary and its U.S. operations are denominated in U.S. Dollars as well. However, the functional currency of the Taiwan subsidiary, Global Fiberoptics, Inc., is the New Taiwan Dollar. Accordingly, Dicon has material exposure to foreign currency fluctuations between the U.S. Dollar and the New Taiwan Dollar for (1) sales to its subsidiary; (2) purchases from its subsidiary and (3) revaluation of monetary assets held by its subsidiary. To date DiCon has not engaged in any hedging activities designed to minimize this exposure. A portion of its international revenues and expenses may be denominated in other foreign currencies in the future. Accordingly, DiCon could experience the risks of fluctuating currencies. In the future, DiCon may engage in currency hedging activities to manage these risks. As of March 31, 2002, the accumulated currency translation losses resulting from the translation of the financial position of Global Fiberoptics, Inc. were $2.4 million. DiCon considers its investment in its Taiwan subsidiary to be essentially permanent in duration. At March 21, 2002, the undistributed foreign earnings amounted to approximately $11.3 million. As such, it has no intent to distribute these earnings to DiCon. If at some future date all or a portion of these foreign earnings are distributed as dividends to DiCon, substantial additional taxes would be due in Taiwan and in the United States. Subsequent to the end of the fiscal year March 31, 2002, DiCon made an additional capital contribution of $0.6 million to Global Fiberoptics, Inc. for the purpose of initiating production of new products in that location.

     The table below provides information about DiCon’s line of credit that is denominated in foreign currencies (New Taiwanese Dollars) as of March 31, 2002, as well as sales to and purchases from its subsidiary for the fiscal year ended March 31, 2002. Sales to and from its subsidiary are denominated in U.S. Dollars. Also, shown is the accounts payable balance, net of receivables, due the subsidiary as of March 31, 2002.

Functional Currency – NT$

Lines of credit (20,000,000 NT$)	US$1,600,000

Average interest rate	3.57%

Functional Currency – US$

Sales to subsidiary	$1,055,829
Purchases from subsidiary	$11,173,754
Net A/P to subsidiary	$8,300,000

     (d)  Risk Factors.

     Any investment in DiCon’s Common Stock involves a high degree of risk. The risks and uncertainties described below are not the only ones the Company faces. Additional risks and uncertainties not presently known to the Company or that it currently considers immaterial may also adversely affect its business. DiCon’s business condition, operations and prospects could be materially harmed by any of the following risks.

     Risks Related to Fiberoptics Industry

     DiCon is currently losing money, and DiCon’s future return to profitability probably requires growth in the demand for fiberoptic networks and additional capital spending by the service providers.

     DiCon’s primary business is to manufacture and sell components used in optical networking equipment. The rate of sales of optical networking equipment depends not only on consumer demand for access but also on service providers’ ability to raise capital required to pay for the networks. After a period of over expansion by the service providers, almost all of the service providers worldwide have substantially reduced capital expenditures to allow the excess capacity to be absorbed by the continuing growth in traffic, and for the service providers to restore their financial strength. This has resulted in a severe and unprecedented decline in demand for optical components supplied by DiCon and its competitors. Currently DiCon is unprofitable after many profitable years. Limits to the continued growth of traffic on the networks or to the carriers’ ability to restore their financial strength may restrict the market for DiCon’s components and for those of DiCon’s competitors. DiCon may not be able to reduce costs sufficiently at present levels of sales to return to profitability. If the market does not recover at some point in the future, DiCon may not be able to return to profitability and may suffer material adverse effects on its business condition, operations and prospects.

     DiCon faces increasing competition in the fiberoptics markets that could adversely affect its revenues and gross margins, or cause it to lose market share.

     Several of DiCon’s larger customers also design and manufacture components similar to those the Company provides to them. It is possible that these customers will favor their own products over DiCon’s for their internal needs or compete with DiCon for sales to other customers.

     Over the past several years, strong demand for fiberoptics components by equipment manufacturers encouraged a large number of new companies to compete with established components providers such as DiCon. The entry of these new competitors was facilitated by the fundamental changes in technology needed to produce many components as the desired characteristics of the components evolve. Such new technologies can eliminate the technological advantages of incumbent suppliers. Today there is a severe over capacity in the industry to produce components. In addition, the enthusiasm of investors for manufacturers of optical equipment for communications has facilitated the access of considerable funds to many start-ups, which allows them to set pricing below manufacturing costs to gain market share as they try to gain a foothold in the industry.

     The price of optical networking components declines steadily after their introduction. These decreases may cause a decline in DiCon’s gross margins and net margins.

     The optical networking equipment industry continues to experience declining average selling prices as a result of greater competition. Communications service providers continue to slow the deployment of fiberoptic networks to reduce excess capacity. DiCon anticipates that average selling prices will continue to decrease in the future in response to product introductions by competitors and price pressures from large customers. Unless DiCon is unable to reduce its costs sufficiently, these decreases will contribute to a decline in DiCon’s gross margins, which would adversely affect its results of operations.

     Risks Related to the Company’s Business

     DiCon faces challenges in remaining technologically competitive, hiring and managing qualified personnel, and planning for the future.

     The continued competitiveness of DiCon requires the successful design and manufacture of an ever increasing number of different components, either because new functions are sought or because the evolving specifications of existing components require radical changes in product design and manufacturing methods. Often these new products require the mastery of entirely new materials and processes as well as the integration of different types of processes.

     DiCon’s need to develop innovative new products requires that DiCon be able to attract and retain a sufficient number of specially qualified engineers.

     There are a number of challenges faced by DiCon in managing its business in addition to hiring, training and retaining its work force. In addition to reducing costs continually, these include the effective management of manufacturing facilities both in the U.S. and Taiwan, successful and timely design choices and market introductions, investments in research and development, including material processing and handling equipment and techniques, relocation of facilities, complex logistical planning, and expansion of sales to different geographical areas and new customers. A failure to meet these challenges in any single area may have important consequences for the Company and as a result its business may be seriously harmed.

     Finally, while DiCon remains a privately held corporation, many of its larger competitors are publicly traded and therefore may have greater access to capital. This capital may better allow them to survive the downturn or to acquire other companies and benefit rapidly from these acquired technologies and product lines. DiCon’s lack of such acquisition currency may prevent it from remaining technologically competitive.

     DiCon depends on a small number of large customers for a significant portion of its revenues. The loss of, or a significant reduction in, sales to these customers may adversely affect its revenues and operating results.

     While the mix of these leading customers changes over time, the dominance of a few network equipment providers in their markets and DiCon’s success in securing important sales to them imply that an important fraction of DiCon’s revenues will continue to come from a relatively small number of customers. Any further severe reduction in sales to one of these customers could adversely affect DiCon’s revenues and cash flow.

     Although the Company has not suffered material credit losses to date from customer bankruptcies or other causes, it may do so in the future.

     The telecommunications industry is currently undergoing rapid downsizing. These changes may result in a lack of liquidity or bankruptcy of some of DiCon’s customers during this period of market adjustment. If one or more significant customers were to declare bankruptcy, or a significant number of smaller customers were to do so, the Company could suffer significant credit losses. One customer accounted for more than 10% of the accounts receivable balance as of March 31, 2002.

     DiCon depends on key personnel to manage its business effectively in a rapidly changing market and if the Company is unable to retain these personnel, its ability to develop, manufacture and market its products could be harmed.

     DiCon’s future success depends on the continued services of its executive officers, particularly Dr. Ho-Shang Lee, and other key engineering, finance, sales, marketing and manufacturing personnel. In addition, the Company depends greatly upon the key management personnel at its Taiwanese subsidiary including Chun-Lung Lin, its President. None of these employees are bound by an employment agreement for any specific term and these personnel may terminate their employment at any time. In addition, DiCon does not maintain “key person” life insurance on any of its employees.

     Although the Company’s research and development organization is currently investing in the development of many potential products, it may not bring all of these products into commercial production. DiCon may fail to commercialize new product lines, which would adversely affect its revenues and results of operations.

     DiCon may not bring all of its potential products into commercial production due to:

                    change in customer demand;

                    technological developments that make its products less competitive;

                    evolving industry standards;

                    allocation of its limited resources to other products or technologies; or

                    lack of sufficient funding.

If DiCon incurs significant expenses developing products that it does not produce commercially, or if it selects the wrong products or technologies to bring into commercial production, its revenues and results of operations, business conditions and prospects could be adversely affected.

     Sales of DiCon’s products are subject to cancellation or deferment and may be difficult to predict.

     Many of the Company’s customers purchase its products under individual purchase orders and may cancel or defer purchases on short notice without significant penalty. Accordingly, sales in a particular period are difficult to predict. Decreases in purchases, cancellations of purchase orders or deferrals of purchases may have a material adverse effect on the Company’s financial condition and results of operations.

     In addition, from time to time the Company acquires raw materials in anticipation of future orders from existing customers in order to meet anticipated delivery requirements of those customers. Some of these materials may be unique to those customers and such orders may not materialize, or may not materialize in the quantity or at the time anticipated. The Company may therefore incur certain costs associated with excess raw materials from time to time.

     DiCon may have difficulty securing additional or adequate funds and loans for operations and/or expansion.

     DiCon expects to finance its continued operation through current balances of liquid assets, internally generated funds, short or long-term borrowings from banks or other sources, potential additional equity issuances involving common or preferred stock, or a combination of these sources. DiCon is currently unprofitable. Therefore, DiCon cannot be sure that it will be able to secure funding from any of the above-referenced sources or, even if secured, that the proceeds will be sufficient to meet its capital requirements. If it is unable to obtain sufficient funds, DiCon may not be able to execute its business plans and its ability to compete effectively may be substantially diminished. This would have material adverse consequences to DiCon and its shareholders.

     Further, incremental borrowings will subject DiCon to additional risks, including the potential consequences of failing to make required payments or to comply with affirmative or negative covenants. Interest payments associated with any borrowings will reduce earnings and the amount of internally generated funds available for capital requirements.

     Issuance of additional equity securities may result in dilution of existing stockholders’ interest in DiCon. Issuance of any preferred class of equity may also give rise to additional risks comparable to those associated with borrowings as described above.

     The Company’s headquarters in Richmond, California, is financed with a mortgage loan with a balloon payment that comes due in November 2004. The Company expects to refinance the mortgage loan at that time. It may not be possible to do so, especially if the Company continues to lose money in calendar 2004. If the Company cannot refinance the mortgage loan, it may suffer substantial economic loss.

     If DiCon does not maintain acceptable manufacturing yields, product delivery schedules and product reliability, its operating results could suffer.

     The manufacture of DiCon’s products involves highly complex and precise processes, requiring production in highly controlled and clean environments. Changes in the Company’s manufacturing processes or those of its suppliers, or its suppliers’ inadvertent use of defective or contaminated materials, could significantly reduce the Company’s manufacturing yields and product reliability. Because the majority of DiCon’s manufacturing costs are relatively fixed, manufacturing yields are critical to the Company’s results of operations. Lower than expected production yields could delay product shipments and impair gross margins. In order to maintain profit margins the Company needs to reduce production costs as average selling prices decline. This requirement may or may not be met by automation, with increasing parts yield and more efficient use of its resources and personnel.

     DiCon’s products are complex and new products may take longer to develop than originally anticipated. If the Company does not introduce new products in a timely manner, it will not obtain incremental revenues from these products or be able to replace more mature products with declining revenues or gross margins.

     In order to adjust to declining demands for its products, the Company has implemented four layoffs beginning in June 2001. The total workforce reduction has been more than 50% as of June 30, 2002, of the number of employees prior to the first layoff. If the Company is not successful in managing the necessary changes in its processes to adjust for the loss of this workforce, its manufacturing yields, product delivery schedules and/or product reliability could suffer.

     The Company’s operations could be disrupted by natural disasters that would seriously harm its operations.

     The Company’s facilities are susceptible to damage from natural disasters such as earthquakes and typhoons as well as from fire, floods, loss of power or water supply, telecommunications failures and similar events. Its research and development activities, manufacturing, corporate headquarters and other critical business operations are located in California and Taiwan. Any loss of its facilities could disrupt its operations, delay production, shipments and revenues and result in significant expense to repair and replace its facilities. Although the Company has obtained insurance to cover a portion of its potential losses at its facilities, it cannot be certain that its existing insurance coverage will be adequate against all possible losses or interruption of manufacturing activities.

     DiCon may incur costs and experience disruptions complying with environmental regulations.

     The Company handles small amounts of hazardous materials as part of its manufacturing activities. Although DiCon believes that it has complied with all applicable environmental regulations in connection with its operations, it may be required to incur environmental remediation costs to comply with current or future environmental laws.

     Risks Related to Intellectual Property

     DiCon may become involved in intellectual property disputes and litigation that could subject it to significant liability, divert time and attention of its management and prevent it from selling its products, which could adversely affect its business and revenues.

     DiCon may from time to time become involved in various lawsuits and legal proceedings concerning invasion of intellectual property, including patents. These disputes are protracted and expensive when they occur and their outcome is unpredictable. The Company intends to protect its intellectual property aggressively and from time to time it may file lawsuits against parties that it believes are infringing its intellectual property rights. Even if favorable results are obtained, any litigation that the Company initiates, or to which it is subject, could result in significant expenses for DiCon and require significant involvement of its senior management. It may divert management’s attention from its business and operations and could subject the Company to counterclaims. Litigation is subject to inherent uncertainties, and adverse results may negatively affect DiCon’s operating results, financial condition or reputation.

     It is possible, based in part on the size and sophistication of the Company’s competitors and the history of rapid technological advances in its industry, that several competitors may have patent applications in progress in the United States or in foreign countries that, if issued, could relate to the technologies or processes used in DiCon’s products. If such patents were to be issued, the patent holders or licensees may assert infringement claims against DiCon or claim that the Company has violated other intellectual property rights. In addition, DiCon may have failed to discover existing domestic or international patents that could apply to its product design or manufacturing process. These claims and any resulting lawsuits, regardless of their merits, could be time consuming and expensive to resolve and would divert management time and attention. If DiCon is unsuccessful in defending a lawsuit, it could be forced to do one or more of the following, any of which could adversely affect its business:

stop selling, incorporating or using its products that use the disputed intellectual property;

obtain from third parties a license to sell or use the disputed technology, which license may not be available on reasonable terms, or at all; or

redesign its products that use the disputed intellectual property.

     DiCon may not be able to protect its proprietary technology, which would adversely affect its ability to use its proprietary technology to generate revenues.

     DiCon regards substantial elements of its technology as proprietary and attempts to protect these elements by relying on patent, trademark, service mark, copyright and trade secret laws. It cannot be certain that its pending patent applications will be approved, that any patents that may be issued will protect its intellectual property or that any issued patents will not be challenged by third parties. Other parties may independently develop similar or competing technology or design around patents that may be issued to DiCon. Additionally, the Company cannot be certain that the steps it has taken will prevent the misappropriation of its intellectual property, particularly in foreign countries where the laws may not protect the Company’s proprietary rights as fully as in the United States. Such misappropriations could adversely affect the Company’s business and its ability to generate revenues.

     DiCon also relies on confidentiality procedures and contractual provisions with its employees, consultants and corporate partners. The steps the Company takes to protect its intellectual property may be inadequate, time consuming and expensive.

     Necessary licenses of third-party technology may not be available to the Company or may be very expensive, which could adversely affect DiCon’s ability to develop, manufacture and sell new products or product enhancements.

     While the Company to date has not been required to license technology from third parties to produce its products, it may in the future introduce new products or product enhancements that require such licenses. The Company cannot be certain that third-party licenses will be available to it on commercially reasonable terms, or at all. The inability to obtain third-party licenses required to develop new products and product enhancements could require the Company to obtain substitute technology of lower quality or performance standards or at greater cost, which in either case could adversely affect its ability to develop, manufacture and sell these products.

     Risks Related to DiCon Common Stock

     DiCon may remain a private company, which could adversely affect the Common Stock and its marketability.

     While DiCon will become a publicly reporting company when this Registration Statement becomes effective, there will be no public market for its stock as a result of this filing. Accordingly, shareholders should be prepared to hold their investment in a private company, with the resulting limitations on liquidity, for the future. Unless DiCon does become a publicly traded company at some future date, the marketability of the Common Stock is extremely limited and governed by the terms of the Buy-Sell Agreement.

     DiCon does not meet all of the reporting requirements for a publicly traded company, which limits the information available to shareholders and may increase risk.

     This registration statement does not include the required audited Consolidated Statement of Operations and Comprehensive Income (Loss), Consolidated Statement of Shareholders’ Equity or Consolidated Statement of Cash Flows for the fiscal year ended March 31, 2000. Thus, the information that is available to the shareholders is more limited than that which would be provided by a publicly traded company.

     Risks Relating to Arthur Andersen LLP

     Arthur Andersen LLP, which audited DiCon’s financial statements for the year ended March 31, 2001, was convicted on June 15, 2002, of federal obstruction of justice arising from the government’s investigation of Enron Corp. Due to the publicly announced troubles of Arthur Andersen LLP, the Company selected PricewaterhouseCoopers LLP as the Company’s independent accountants as of and for the year ended March 31, 2002. Subsequent to the issuance of the consolidated financial statements for the year ended March 31, 2001, the Company identified certain adjustments that were necessary in order to correct errors in the financial statements as of March 31, 2001. The errors related to the conversion and settlement of the phantom stock plan and the introduction of two new equity incentive plans. Details of the restatement of previously reported results can be found in Note 2 of the consolidated financial statements presented herein. The errors identified do not impact previously reported net income for the fiscal year ended March 31, 2001. The consolidated financial statements as of and for the year ended March 31, 2001, have been restated to reflect the correcting adjustments and reclassifications.

     Because the Company’s former engagement team leaders have since left Arthur Andersen LLP, Arthur Andersen LLP did not participate in the preparation of the registration statement or restatement of the Company’s consolidated financial statements as of March 31, 2001. In addition, certain immaterial prior year balances as originally reported were reclassified to conform to the current year presentation. Arthur Andersen LLP did not reissue their report on the financial statements as of and for the year ended March 31, 2001. Due to the inability of Arthur Andersen LLP to reissue their opinion, the consolidated financial statements as of and for the year ended March 31, 2001, as restated and presented herein are unaudited.

     DiCon may have no effective remedy against Arthur Andersen LLP in connection with a material misstatement or omission in these financial statements, particularly in the event that Arthur Andersen LLP ceases to exist or becomes insolvent as a result of the conviction or other proceedings against Arthur Andersen LLP.

     DiCon’s inability to include in future registration statements financial statements as of and for the year ended March 31, 2001, which were audited by Arthur Andersen LLP or to obtain Arthur Andersen LLP’s consent to the inclusion of their previously issued report on the Company’s financial statements may impede our access to the capital markets.

     Should DiCon seek to access the public capital markets, SEC rules will require DiCon to include or incorporate by reference in any prospectus three years of audited financial statements. Until DiCon’s audited financial statements for the fiscal year ending March 31, 2004, become available, the SEC’s current rules would require DiCon to present audited financial statements for one or more fiscal years audited by Arthur Andersen LLP, in which case DiCon would be unable to access the public capital markets unless PricewaterhouseCoopers LLP, DiCon’s current independent accounting firm, or another independent accounting firm, is able to audit the financial statements originally audited by Arthur Andersen LLP.

     The financial reports contain certain reserves and allowances. These reserves and allowances may or may not be adequate as determined by future events. If they are incorrect, the earnings of the Company may be more volatile.

     The financial statements of the Company contain certain reserves and allowances that are based on management’s best estimate at the time of preparation of the financial statements as disclosed in the schedule in Item 13(b) of this Registration Statement. The adequacy of such reserves will be determined by future events, and may need to be increased (which would decrease future earnings), or decreased (which would increase future earnings). Accounts affected by these estimates include inventory (for anticipated excess and obsolete inventory), estimate for losses on future rent (for buildings abandoned by the Company for which it is obligated under long term leases), allowances for bad debt, and gains (losses) on dissolution of joint venture.

     There will be state and federal securities law restrictions on transfer of the Common Stock.

     The common stock has not been registered under the Securities Act of 1933 or any state securities laws and, unless so registered, may not be offered or sold except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act of 1933 and applicable state securities laws.

     DiCon is controlled by certain shareholders who could delay or prevent a change in its corporate control.

     Management and director shareholders beneficially own a majority of the outstanding shares of DiCon’s common stock. Accordingly, management has effective control of DiCon, with the ability to approve certain fundamental corporate transactions, including mergers, consolidations and sales of assets, public offerings and to elect a majority of its Board of Directors.

Item 3. Properties.

     DiCon conducts research, development, manufacturing and direct marketing at its headquarters in Richmond, California. DiCon, through its subsidiary Global Fiberoptics, Inc., also operates a manufacturing and sales facility in Kaohsiung, Taiwan.

     DiCon owns a 200,000 square-foot facility in Richmond located on a 26-acre tract. DiCon can build an additional 200,000 square-feet of buildings on the site under the approved development plan. DiCon also leases an additional 50,000 square-foot facility nearby.

     In Taiwan, DiCon’s subsidiary owns an 88,000 square-foot facility in a major industrial park. This facility consists of two floors in a seven-story building. Additional space may be readily available if expansion is required. The facility is located in an industrial park on land leased from the Government of Taiwan. The existing 10-year lease expires in 2011, but is renewable indefinitely. The annual rental is 5% of the prorata share of the value of the land. For the year ending March 31, 2003, the rental is expected to be approximately $13,000.

     In mid — 2001 DiCon moved from its leased facilities in Berkeley, California, to its new owned facility in Richmond, California. At the time of the move, DiCon leased 93,000 square feet of space in Berkeley under six leases with remaining terms of one to four years. As of March 31, 2002, the five leases remaining in effect in Berkeley totaled 78,220 square feet. As of June 30, 2002, DiCon had subleased 23,920 square feet of these facilities. The rental income from the subleases approximates the lease expense incurred by DiCon for the subleased facilities.

     Dicon also has two leases for approximately 80,700 square feet of manufacturing facilities in Richmond, California. These facilities are no longer used by DiCon. This space is currently available for sublease.

     While DiCon is making a concerted effort to obtain subleases for these facilities, there can be no certainty that DiCon will be able to sublease any of the remaining space under current market conditions for rental space in Northern California. DiCon has accrued an estimated liability for remaining costs, net of estimated sublease income, of $1.8 million as of March 31, 2002.

     DiCon’s estimate of the liability for the remaining costs of these leases is subject to change depending on the length of time required to sublease the properties, the rates at which the properties may be subleased, and other terms of the subleases.

     DiCon’s future commitments under all leases are as follows:

(000’s)

Fiscal Year Ending March 31,
2003	$2,124
2004	1,939
2005	1,796
2006	328
2007	21
Thereafter	77

$6,285

Item 4. Security Ownership of Certain Beneficial Owners and Management.

     (a)  Security Ownership of Certain Beneficial Owners.

     The following table sets forth information regarding persons who are known to DiCon to be the beneficial owner of more than five percent of DiCon’s common stock as of June 30, 2002:

	(2)	(3)
	Name	Amount
	And Address	And Nature Of	(4)
(1)	Of Beneficial	Beneficial	Percent
Title Of Class	Owner	Ownership	Of Class

Common	Ho-Shang Lee 1689 Regatta Blvd. Richmond, CA 94804	28,181,830 (1)	24.37%
Common	Gilles M. Corcos, as Trustee for The Gilles M. Corcos Trust 1689 Regatta Blvd. Richmond, CA 94804	14,626,410	12.65%
Common	Anne Bleecker Corcos, as Trustee for The Anne Bleecker Corcos Revocable Trust 88 Codornies Road Berkeley, CA 94708	11,340,000	9.80%
Common	Mei-Li Lee 1689 Regatta Blvd. Richmond, CA 94804	21,262,939 (2)	18.39%
Common	Samuel L. Taylor 506 Arlington Ave. Berkeley, CA 94707	7,588,920	6.56%

(1)	Includes 1,181,830 shares issued to employees under the ESOP and the Employee Stock Purchase Plan which are subject to voting right agreements pursuant to which Ho-Shang Lee has sole voting rights.

(2)	Includes 253,190 shares subject to stock options under the Employee Stock Option Plan (“ESOP”) which are exercisable.

     (b)  Security Ownership of Management.

     The following table sets forth information regarding DiCon’s common stock beneficially owned by all directors, executive officers and significant employees as of June 30, 2002:

		(3)
	(2)	Amount
(1)	Name	And Nature Of		(4)
Title	Of Beneficial	Beneficial		Percent
Class	Owner	Ownership		Of Class

Common	Ho-Shang Lee	28,181,830	(1)	24.37%
Common	Gilles M. Corcos, as Trustee for The Gilles M. Corcos Trust	14,626,410		12.65%
Common	David I. Polinsky	5,525,370	(2)	4.78%
Common	Paul Ming-Ching Lo	600,165	(3)	0.52%
Common	Jannett Wang	70,374	(4)	0.06%
Common	Chung-Lung Lin	3,675,885	(5)	3.18%
Common	Anthony T. Miller	73,464	(6)	0.06%
Common	Frank W. Tilley	72,522	(7)	0.06%
Common	Andrew F. Mathieson, as Trustee for the Charlotte Bliss Taylor Trust	7,384,166	(8)	6.39%
Common	Dunson Cheng	4,166	(9)	0.00%

	Total for directors, executive officers and significant employees	60,214,352		52.07%

(1)	Includes 1,181,830 shares issued to employees under the ESOP and the Employee Stock Purchase Plan which are subject to voting right agreements pursuant to which Ho-Shang Lee has sole voting rights.

(2)	Includes 4,212,000 shares subject to stock options under the ESOP which are exercisable.

(3)	Includes 532,354 shares subject to stock options under the ESOP which are exercisable.

(4)	Includes 67,484 shares subject to stock options under the ESOP which are exercisable.

(5)	Includes 16,000 shares subject to stock options under the ESOP which are exercisable and 1,180,000 shares held by a company owned by C.L. Lin.

(6)	Includes 62,080 shares subject to stock options under the ESOP which are exercisable.

(7)	Includes 40,000 shares subject to stock options under the ESOP which are exercisable or exercisable within 60 days.

(8)	Includes 4,166 shares subject to stock options under the ESOP which are exercisable.

(9)	These are shares subject to stock options under the ESOP which are exercisable.

Item 5. Directors and Executive Officers.

     DiCon’s executive officers, significant employees and directors as of June 30, 2002, are as follows:

Name	Age	Position

Ho-Shang Lee, Ph.D.	43	President, Chief Executive Officer and Director
Gilles M. Corcos, Ph.D.	74	Chairman of the Board and Director
David I. Polinsky, Ph.D.	40	Vice President, Business Development
Paul Ming-Ching Lo	45	Director of Manufacturing and Operations
Jannett Wang	49	Director of Administration
Chun-Lung Lin	42	President of Global Fiberoptics, Inc. and Director
Anthony T. Miller	60	General Counsel and Secretary
Frank W. Tilley	56	Director of Finance
Andrew F. Mathieson	45	Director
Dunson Cheng, Ph.D.	57	Director

     Ho-Shang Lee, Ph.D., President, Chief Executive Officer and Director. Dr. Ho-Shang Lee has served as DiCon’s President, Chief Executive Officer and a member of the Board of Directors since the inception of DiCon June 1986. He earned his B.S. in Engineering from National Cheng-Kung University, Taiwan, in 1979 and earned his M.S. and

Ph.D. in Mechanical Engineering from the University of California, Berkeley in 1984 and in 1986, respectively.

     Gilles M. Corcos, Ph.D., Chairman of the Board and Director. Dr. Gilles M. Corcos has served as Chairman of the Board and Director since 1986. Dr. Corcos has also served as Chief Financial Officer. From 1958 to 1990, he was a professor in the University of California, Berkeley’s Mechanical Engineering Department. Dr. Corcos holds a Ph.D. from the University of Michigan and a Doctorat d’Etat (Physics) from the University of Grenoble, France. Dr. Corcos also serves as a director of Agua Para La Vida, a non-government organization incorporated in the State of California.

     David I. Polinsky, Ph.D., Vice President, Business Development. Dr. David I. Polinsky served as DiCon’s Director of Sales and Marketing from 1986 to 1991, Vice President of Sales and Marketing form 1992 to 1998 and has been Vice President of Business development since 1999. He earned his B.S.C.E. from Cornel University in 1982 and earned his Ph.D. degree in Mechanical Engineering from the University of California, Berkeley in 1989.

     Paul Ming-Ching Lo, Director of Manufacturing and Operations. Paul Ming-Ching Lo has served as Director of Manufacturing and Operations since August 1997. Prior to joining Dicon, Mr. Lo was President and Chief Engineer of FEAC Technologies, Inc. from 1986 to 1997. Mr. Lo earned his B.S. in Engineering in 1979 from National Cheng-Kung University, Taiwan.

     Jannett Wang, Director of Administration. Jannett Wang joined DiCon in 1999. Prior to joining DiCon, Ms. Wang worked for several management consulting firms, including Data Resources Inc. (now McGraw Hill). Ms. Wang earned a B.S. in Engineering in 1974 from National Taiwan University and an M.B.A. in 1981 from Columbia University. Ms. Wang did graduate work in economics and city and regional planning at the University of Pennsylvania.

     Chun-Lung Lin, President of Global Fiberoptics and Director. Chun-Lung Lin is the President of Global Fiberoptics, Inc., DiCon’s subsidiary in Taiwan. Before joining Global Fiberoptics, Inc. in January 2000, Mr. Lin owned and managed a construction company for ten years. He joined DiCon’s Board of Directors in June 2000. Mr. Lin earned a B.S. and an M.S. in Engineering from National Cheng-Kung University, Taiwan, in 1979 and 1981, respectively. He is the brother-in-law of Dr. Ho-Shang Lee.

     Anthony T. Miller, General Counsel and Secretary. Anthony T. Miller joined DiCon in March 2000. Before joining DiCon, Mr. Miller was in private law practice in San Francisco. His prior experience includes serving as Vice President-Administration, General Counsel and Secretary of American Resource Corporation, and as an Assistant General Counsel of Bank of America. Mr. Miller earned a B.A. in Political Science from Stanford University in 1964 and a J.D. from Hastings College of Law in 1968.

     Frank W. Tilley, Director of Finance. Frank W. Tilley joined DiCon in July 2000. From 1996 to 1999 he served as Executive Vice President, Chief Financial Officer and Secretary of Sentry Group Services, Inc. From 1985 to 1995 he served in several positions with Chase Bank of Texas, N.A. and its predecessors. He earned an M.B.A. with Distinction from Harvard Business School in 1973 and a B.S. in Industrial Engineering from Texas A&M University in 1969. He is a Certified Public Accountant licensed in Texas.

     Andrew F. Mathieson, Director. Andrew F. Mathieson has served as a member of the Board of Directors since June 2000. He is the President of Fairview Capital, a registered investment advisor located in Larkspur, California. Fairview, which was founded by Mr. Mathieson in 1995, manages separate portfolios and is the General Partner of two private investment partnerships. Mr. Mathieson earned a B.A. from Yale University in 1978, and an M.B.A. from Stanford University in 1984.

     Dunson Cheng, Ph.D., Director. Dr. Dunson Cheng joined the Board of Directors in February 2002. Dr. Cheng is the Chairman and President of Cathay Bank. Dr. Cheng earned his B.S. in Applied Math and Physics from the University of Wisconsin at Madison, Wisconsin and his Ph.D. in Physics from the State University of New York at Stony Brook, and did post-doctorate research at the University of Oregon. Dr. Cheng worked for Xerox before joining Cathay Bank. Dr. Cheng was appointed President of Cathay Bank in 1985 and Chairman in 1994.

Item 6. Executive Compensation.

     Summary Compensation Table.

     The following table sets forth all compensation for the chief executive officer and the four most highly compensated executive officers and significant employees other than the chief executive officer who were serving at the end of the fiscal year ended March 31, 2002 (fiscal year 2001). This table shows the compensation earned by these individuals for the last three fiscal years ended March 31, 2002.

		Annual Compensation		Long-term Compensation

	Fiscal			Securities
	Year			Underlying	LTIP	All Other
Name And	Ended	Salary	Bonus($)	Options(#)	Payouts($)	Compensation
Principal Position	March 31	($)	(1)	(2)	(3)	($) (4)

Ho-Shang Lee President and Chief Executive Officer	2001 2000 1999	$65,700 $72,000 $72,000	— $2,691,000 $777,203	— — —	— — —	$4,800 $4,600 $4,800

David I. Polinsky Vice President, Business Development	2001 2000 1999	$299,875 $300,000 $537,081	— — —	— 4,212,000 —	$2,404,350 — —	$4,613 $9,621,900 $4,800 (5)

		Annual Compensation		Long-term Compensation

				Securities
				Underlying	LTIP	All Other
Name And	Fiscal	Salary	Bonus($)	Options(#)	Payouts($)	Compensation
Principal Position	Year	($)	(1)	(2)	(3)	($) (4)

Paul Ming-Ching Lo Director of Manufacturing and Operations	2001 2000 1999	$144,480 $133,083 $112,583	— $21,752 $5,002	— 676,354 —	$251,074 — —	$3,611 $1,007,560 $1,944 (6)

Anthony T. Miller General Counsel and Secretary	2001 2000	$251,599 $195,353	— $21,752	22,400 134,400	— —	— —

Frank W. Tilley Director of Finance	2001 2000	$184,615 $98,718 (7)	— —	100,000 —	— —	$5,100 —

(1)	Prior to April 2001, DiCon maintained a discretionary profit sharing bonus plan for eligible employees. Profit sharing payments were determined and paid on an annual basis. The profit sharing bonus shown for fiscal year 2000 was paid to the named executives (as well as to other eligible employees) in fiscal year 2001 on April 16, 2001. The profit sharing bonus shown for fiscal year 1999 was paid to the named executives (as well as to other eligible employees) in fiscal year 2000 on April 17, 2000. This plan was discontinued in April 2001.

(2)	Effective March 31, 2001 (fiscal year 2000), DiCon offered a new Employee Stock Option Plan to replace its Phantom Stock Plan which had been in place since 1999. Under the terms of the Employee Stock Option Plan, employees who were participants in the Phantom Stock Plan were allowed to convert their vested phantom stock units and their “promised” phantom stock units to cash payments of $4.11 per share (paid in equal annual installments over four years), additional employee stock options, or a combination of both. Options that were converted from vested phantom stock units vested immediately. Options that were converted from promised phantom stock units vest in accordance with the original vesting schedule for the phantom stock units, but not less than 20 percent per year. The number of shares shown in this column includes stock options granted on the conversion from the Phantom Stock Plan to the Employee Stock Option Plan.

(3)	The amounts in this column show employees’ election to receive a cash payout under the conversion from the Phantom Stock Plan to the Employee Stock Option Plan. This is the first annual installment paid on March 28, 2002 (fiscal year 2001). Total payments are shown under “All Other Compensation” for the prior year (fiscal year 2000); see footnotes (5) and (6) for details.

(4)	The amounts disclosed in this column include DiCon’s contributions to the 401(k) plan which covers all eligible employees who meet certain service requirements and the future cash payouts resulting from the conversion of the Phantom Stock Plan to the Employee Stock Option Plan.

Employees may elect to defer a portion of their gross salary to their accounts within the 401(k) plan. DiCon at its option may make additional contributions to the employee accounts. For the fiscal years ended March 31, 2002, 2001, and 2000, DiCon elected to match 50 percent of the first 6 percent of the employee contributions. DiCon’s contributions are subject to a six-year vesting schedule.

(5)	The amount includes DiCon’s 401(K) contribution $4,500 and the future promised cash payout of $9,617,400 from conversion (see footnotes (3) and (4) above).

(6)	The amount includes DiCon’s 401(K) contribution $3,265 and the future promised cash payout of $1,004,295 from conversion (see footnotes (3) and (4) above).

(7)	Frank W. Tilley was hired on July 25, 2000.

     Options Grants in Last Fiscal Year

     The following table sets forth all stock options for DiCon shares granted to the executive officers and significant employees listed in the Summary Compensation Table during the fiscal year ended March 31, 2002.

			Percent Of				Potential Realizable
			Total				Value At Assumed
		Number of	Options			Fair	Annual Rates of Stock
	Fiscal	Securities	Granted to	Exercise		Market	Price Appreciation For
	Year	Underlying	Employees	or Base		Value on	Option Term(6)
	ended	Options	in Fiscal	Price	Expiration	Grant
Name	March 31,	Granted (1)	Year(2)	($/Sh)(3)	Date(4)	Date(5)	5%($)	10%($)

Anthony T. Miller General Counsel and Secretary	2002	22,400 (7)	2.58%	$2.47	January 1, 2012	$2.47	$34,944	$88,032

Frank W. Tilley Director of Finance	2002	100,000 (8)	11.52%	$4.11	April 1, 2011	$4.83	$376,000	$840,000

(1)	The options in this table are granted under the Employee Stock Option Plan.

(2)	DiCon granted options to purchase 868,346 shares in the fiscal year ended March 31, 2002.

(3)	The exercise price for the options is not less than 85% of the fair market value of DiCon common stock on the date of the grant as determined by the Board of Directors.

(4)	The options will no longer be exercisable on the first to occur of (i) the 10th anniversary of the grant date for the option, or (ii) the last day for exercising the option following termination of the employee’s employment.

(5)	The Board of Directors generally determines the fair market value of Dicon common stock every six months. The stock valuation as determined by the Board was $4.83 per share effective as of December 10, 2000 (after the January 2001 stock split), and $2.47 per share effective as of November 9, 2001.

(6)	Under the rules promulgated by the Securities and Exchange Commission (“SEC”), the amounts in these two columns represent the hypothetical gain or “option spread” that would exist for the options in this table based on assumed stock price appreciation from the date of grant until the end of such options’ ten-year term at assumed annual rates of 5% and 10%. Annual compounding results in total appreciation of 63% (at 5% per year) and 159% (at 10% per year). If the price of DiCon’s common stock were to increase at such rates from the price at April 1, 2001 ($4.83 per share) over the next 10 years, the resulting stock price at 5% and 10% appreciation would be $7.87 and $12.51. If the price of DiCon’s common stock were to increase at such rates from the price at January 1, 2002 ($2.47 per share) over the next 10 years, the resulting stock price at 5% and 10% appreciation would be $4.03 and $6.40.

(7)	The option vests over 4 years with 20% vesting on the grant date of January 1, 2002, and 20% vesting on each anniversary of the grant date.

(8)	The option vests over 4 years and 3 months with 20% vesting on the date of July 25, 2001, which is 3 months after the grant date, and 20% vesting on each anniversary of the first vesting date.

     Aggregated Options Exercises in Last Fiscal Year and Fiscal Year — End Option Values

     The following table sets forth for the executive officers and significant employees listed in the Summary Compensation Table the number of options exercised in fiscal year 2001 and the number of shares subject to both exercisable and unexercisable stock options as of March 31, 2002. In addition, the table sets forth the value of unexercised options as of March 31, 2002.

			Number Of Shares Underlying		Value of Unexercised in-the-
	Shares		Unexercised Options at Fiscal		money Options at Fiscal Year
	Acquired	Value	Year-End (# of shares)		End (1)
	On	Realized
Name	Exercise	($)	Exercisable	Unexercisable	Exercisable	Unexercisable

David I. Polinsky Vice President, Business Development	—	—	4,212,000	—	—	—

Paul Ming-Ching Lo Director of Manufacturing and Operations	—	—	388,354	288,000	—	—

Anthony T. Miller General Counsel and Secretary	—	—	33,280	123,520	—	—

Frank W. Tilley Director of Finance	—	—	20,000	80,000	—	—

(1)	The value of unexercised options is based on the fair market value of the underlying stock at fiscal year end, as determined by the Board of Directors.

     Compensation of Directors

     All Directors are reimbursed for out-of-pocket expenses incurred in connection with attending Board and Committee meetings.

     Non-employee Directors receive stock options under the Employee Stock Option Plan as follows:

Upon first joining the Board, each Director is granted 20,000 stock options. These options vest in twelve equal quarterly installments, commencing on the last day of the calendar quarter in which the option was granted.

Immediately after each annual shareholders meeting, each Director elected to the Board is granted 10,000 stock options. These options vest in four equal quarterly installments, commencing on the last day of the calendar quarter in which the option was granted.

The exercise price for the options is the fair market value of the shares on the date of the grant.

The term of the options is five years from the date of the grant.

     Board Report on Executive Compensation

     Compensation for the President and Chief Executive Officer is determined by the Board based on competitive factors and the contribution of the President and Chief Executive Officer.

     Compensation for executive officers and significant employees is determined by the President and Chief Executive Officer based on competitive factors and the contribution of the individual employee.

Item 7. Certain Relationships and Related Transactions.

     Dunson Cheng is the Chairman, President and a shareholder of Cathay Bank. Cathay Bank was the lender under the construction loan for the Company’s corporate headquarters and manufacturing facility in Richmond, California, and is the lender under the mortgage loan which refinanced the construction loan. (See Note 8 to financial statements appearing herein.). Dunson Cheng became a Director of DiCon in February 2002.

     During the fiscal year ended March 31, 2002, DiCon paid Cathay Bank $1,859,641 in principal and interest on the mortgage loan. The loan balance at March 31, 2002, was $26,816,000. The mortgage loan has a balloon payment due on November 20, 2004. At present interest rates, the balloon payment is estimated to be approximately $25,279,000. DiCon anticipates that it will refinance the mortgage loan at maturity, but there can be no certainty that it will be able to do so at that time. Neither guarantor receives any fee or other compensation for issuing its guarantee.

     The bank line of credit to Global Fiberoptics, Inc. from a Taiwan bank is personally guaranteed by Ho-Shang Lee, President and Chief Executive Officer of DiCon, and corporately guaranteed by DiCon. Neither guarantor receives any fee or other compensation for issuing its guarantee.

     The line of credit to Global Fiberoptics, Inc. backed by commercial paper issued by Global Fiberoptics, Inc. is personally guaranteed by Ho-Shang Lee, President and Chief Executive Officer of DiCon Fiberoptics, Inc., and by Chun-Lung Lin, President of Global Fiberoptics, Inc.

Item 8. Legal Proceedings.

     There is no material litigation pending or threatened by or against DiCon.

Item 9. Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters.

     (a)  Market Information.

     There is no established public trading market for DiCon common stock. In the absence of a public market, the fair market value of DiCon common stock is determined by DiCon’s Board of Directors.

     There are 10,797,108 shares of DiCon stock subject to options under the DiCon Employee Stock Option Plan as of June 30, 2002.

     All of the issued and outstanding shares of DiCon common stock are subject to restrictions on transfer to comply with federal and state securities laws. In addition, the shares are subject to substantial transfer restrictions imposed by the Buy-Sell Agreement each investor is required to enter into with DiCon upon issuance. The Buy-Sell Agreement gives DiCon the right to purchase, or offer to others for purchase, all or a portion of the shares held by a shareholder in the event of a proposed transfer of the shares or the occurrence of other events specified in the agreement. The purchase price paid in such event is solely as determined by the valuation method set forth in the Buy-Sell Agreement.

     If DiCon elected to waive its rights under the Buy-Sell Agreements in order to permit shareholders to transfer shares without restriction, an aggregate of 87,487,357 shares of common stock would be eligible for sale under Rule 144, 90 days after the effectiveness of this Registration Statement.

     (b)  Holders of DiCon Common Stock.

     There are approximately 615 holders of DiCon common stock as of June 30, 2002.

     (c)  Dividends.

     DiCon declared a dividend of $0.00743 per each share on its common stock on June 10, 2000. DiCon has not declared a dividend since June 2000. DiCon does not currently intend to pay dividends on its common stock in the foreseeable future.

     (d) Securities Authorized for Issuance under Equity Compensation Plans.

Equity Compensation Plan Information

Number of Securities
	Number of securities	Weighted-average	remaining available for
Plan category	to be issued upon	exercise price of	future issuance under
Equity Compensation	exercise of	outstanding	equity compensation plans
Plans Approved by	outstanding options,	options, warrants	(excluding securities
Shareholders	warrants and rights	and rights	reflected in column(a))
(1)	(shares)	($)	(shares)

Employee Stock Option Plan (ESOP)	10,797,108 (2)	$3.95	1,042,092 (2)
Employee Stock Purchase Plan (ESPP)(3)	1,181,030 (3)	$2.75	1,987,421 (3)

(1)	DiCon has no equity compensation plans that are not approved by shareholders.

(2)	The maximum number of shares that may be issued pursuant to options granted under the ESOP is 11,840,000. As of June 30, 2002, 11,052,306 options were granted, 800 options were exercised and 254,398 options terminated under the ESOP.

(3)	The maximum number of shares that may be issued under the ESPP is 3,230,000 which includes shares issued pursuant to the Global Fiberoptics Profit Distribution Sharing Plan Alternative. As of June 30, 2002, 1,242,579 shares were issued under the ESPP and DiCon exercised the option to repurchase 61,549 shares upon employment termination.

Item 10. Recent Sales of Unregistered Securities.

     Within the past three years, DiCon has sold the following securities to investors in private placements which were not registered under the Securities Act of 1933:

Date of Sale	Class	Amount	Aggregate Offering Price

May 18, 2002	Common	952,361	$2,352,332
July 31, 2001	Common	663,677	$2,999,820
May 31, 2000	Common	10,535,920	$7,576,190

     The sales of stock were all for cash consideration and were only made to “accredited investors” as defined in Rule 501(a) of Regulation D under the Securities Act of 1933. No underwriting or placement fees or commissions were paid in connection with the sales. The sales of stock were exempt from the registration requirements of the Securities Act of 1933 pursuant to Regulation D, Rule 506.

     Under its Employee Stock Purchase Plan, from inception at April 1, 2001, through June 30, 2002, DiCon has sold 1,181,030 shares (net of repurchases) for an aggregate cash consideration of $3,183,208.01. Options to purchase 800 shares of common stock have been exercised under the Company’s Employee Stock Option Plan for an aggregate cash consideration of $1,976. These sales were exempt from the registration requirements of the Securities Act of 1933 pursuant to Rule 701.

     For all unregistered sales, appropriate legends have been included on the stock certificates and all shares sold are subject to the terms of the Buy-Sell Agreement described under “Item 11. Description of Registrant’s Securities to be Registered” below.

Item 11. Description of Registrant’s Securities to be Registered.

     The authorized capital stock of DiCon consists of 200,000,000 shares of common stock, no par value. At June 30, 2002, there were 110,433,788 shares of common stock issued and outstanding. There is no established trading market for DiCon’s common stock.

     Each holder of common stock is entitled to one vote for each share held. California law generally permits holders of common stock to cumulate votes for the election of directors. The common stock is not convertible into any other security.

     Holders of common stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefore. In the event of a liquidation, dissolution or winding up of DiCon, holders of common stock would be entitled to share in DiCon’s assets remaining after the payment of liabilities and the satisfaction of any liquidation preference granted to holders of any outstanding shares of preferred stock. The common stock has no preemptive or other subscription rights. The outstanding shares of common stock are fully paid and nonassessable.

     All of the issued and outstanding shares of common stock are subject to restrictions on transfer to comply with federal and state securities laws. In addition, the shares are subject to substantial transfer restrictions imposed by the Buy-Sell Agreement each investor is required to enter into with DiCon upon issuance. The Buy-Sell Agreement gives DiCon the right to purchase, or offer to others for purchase, all or a portion of the shares held by a shareholder in the event of a purposed transfer of the shares or the occurrence of other events specified in the agreement. The purchase price paid in such event is solely as determined by the valuation method set forth in the Buy-Sell Agreement.

Item 12. Indemnification of Directors and Officers.

     (a)  Limitation of liability.

     Section 204(a)(10) of the California Corporations Code allows a corporation to eliminate the personal liability of a director for monetary damages in an action brought by or in the right of the corporation for breach of a director’s duties to the corporation and its stockholders, except that such a provision may not eliminate or limit the liability of directors for: (A)(i) acts or omissions that involve intentional misconduct or a knowing and culpable violation of law, (ii) acts or omissions that a director believes to be contrary to the best interests of the corporation or its stockholders or that involve the absence of good faith on the part of the director, (iii) any transaction from which a director derived an improper personal benefit, (iv) acts or omissions that show a reckless disregard for the director’s duty to the corporation or its stockholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing a director’s duties, of a risk of serious injury to the corporation or its stockholders, (v) acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director’s duty to the corporation or its stockholders, (vi) certain liabilities arising from contracts with the corporation in which the director has a material financial interest, (vii) the making of any distributions to stockholders contrary to the law, (viii) the distribution of assets to shareholders after dissolution proceedings without paying or adequately providing for all known liabilities of the corporation within certain time limits, or (ix) the making of any loan or guaranty contrary to law, (B) any liability for any act or omission occurring prior to the date of the provision’s effectiveness, or (C) any liability for an officer’s acts or omissions, notwithstanding that the officer is also a director or that the officer’s actions, if negligent or improper, have been ratified by the directors.

     DiCon’s Articles of Incorporation contain a provision which eliminates the personal liability of directors for monetary damages to the fullest extent permissible under California law.

     (b)  Indemnification.

     Section 317 of the California Corporations Code empowers a corporation to indemnity any person who was or is a party or is threatened to be made a party to any proceeding (other than an action by or in the right of the corporation to procure a judgment in its favor) by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with the proceeding if that person acted in good faith and in a manner the person reasonably believed to be in the best interests of the corporation and, in the case of a criminal proceeding, had no reasonable cause to believe the conduct of the person was unlawful. The termination of any proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent does not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in the best interests of the corporation or that the person had reasonable cause to believe that the person’s conduct was unlawful. Section 317 empowers the corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, against expenses actually and reasonably incurred by that person in connection with the defense or settlement of the action if the person acted in good faith, in a manner the person believed to be in the best interests of the corporation and its stockholders, provided that (i) the person is successful on the merits or (ii) such amounts are paid with court approval. Section 317 also provides that, unless a person is successful on the merits in defense of any proceeding referred to above, indemnification may be made only if authorized in the specific case, upon a determination that indemnification is proper in the circumstances because the indemnified person met the applicable standard of conduct described above by one of the following: (1) a majority vote of a quorum consisting of directors who are not parties to such proceedings; (2) if such quorum is not obtainable, by independent legal counsel in a written opinion; (3) by approval of stockholders with such indemnified person’s shares not being entitled to vote thereon; or (4) by the court in which the proceeding is or was pending upon application by or on behalf of the person. Such indemnification may be advanced to the indemnified person upon the receipt by the corporation of an undertaking by or on behalf of the indemnified person to repay such amount in the event it shall be ultimately determined that such indemnified person is not entitled to indemnification. Section 317 also allows the corporation, by express provision in its articles, to authorize additional rights for indemnification pursuant to Section 204(a)(11).

     Section 204(a)(11) of the California Corporations Code allows a corporation to indemnify directors, officers, employees and agents in excess of that expressly permitted by

Section 317 of the California Corporations Code for breach of duty to the corporation and its shareholders, except that a corporation may not indemnify directors, officers, employees or agents for acts or omissions or transactions from which a director may not be relieved of liability under California Corporations Code 204(a)(10) (described above) or as to circumstances in which indemnity is expressly prohibited by Section 317 of the California Corporations Code.

     DiCon’s Articles of Incorporation authorizes DiCon to provide indemnification to directors, officers employees and agents of DiCon to the fullest extent permissible under California law.

     DiCon’s By-Laws provides indemnification to directors of DiCon to the maximum extent and in the manner permitted by the California Corporations Code.

     DiCon’s By-Laws authorizes DiCon to indemnify officers, employees and agents of Dicon to the maximum extent and in the manner permitted by the California Corporations Code.

     (c)  Insurance.

     DiCon has purchased liability insurance policies covering DiCon’s directors and officers.

Item 13. Financial Statements and Supplementary Data.

     (a)  Financial Statements

Report of Independent Accountants

To the Board of Directors and Shareholders of DiCon Fiberoptics, Inc. and Subsidiary:

In our opinion, the accompanying consolidated balance sheet as of March 31, 2002 and the related consolidated statements of operations and comprehensive income (loss), of shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of DiCon Fiberoptics, Inc. and Subsidiary (the “Company”) at March 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

San Francisco, California
May 10, 2002, except for Note 15
which is as of June 30, 2002

THE FOLLOWING REPORT IS A COPY OF A REPORT PREVIOUSLY ISSUED BY
ARTHUR ANDERSEN LLP AND HAS NOT BEEN REISSUED BY
ARTHUR ANDERSEN LLP

Due to the correction of errors related to the conversion and settlement of the phantom stock plan and introduction of two new equity incentive plans, the financial statements which are the subject of this report have been restated to (1) properly account for the conversion and settlement of the phantom stock plan (see
Note 2 to the financial statements) and (2) conform the
presentation of certain items to the current year presentation.
Arthur Andersen LLP did not participate in the preparation of the restatement and accordingly this report does not extend to the restated
financial statements presented herein.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of DiCon Fiberoptics, Inc.:

We have audited the accompanying consolidated balance sheet of DiCon Fiberoptics, Inc. (a California corporation) and Subsidiary as of March 31, 2001, and the related consolidated statements of income, shareholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DiCon Fiberoptics, Inc. and Subsidiary as of March 31, 2001, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

/s/ Arthur Andersen LLP

San Francisco, California,
June 8, 2001

DiCon Fiberoptics, Inc. and Subsidiary
Consolidated Balance Sheets
(in thousands, except share data)

	March 31,

	2002	2001
		(unaudited
		and Restated —
		see Note 2)

Assets
Current assets:
Cash and cash equivalents	$10,170	$14,040
Marketable securities	13,756	381
Accounts receivable, net of allowance of $634 and $448, respectively	5,112	22,221
Inventories	6,596	19,146
Prepaid expenses and other current assets	3,988	1,434
Federal income tax receivable	8,899	—
Deferred income taxes	559	1,419

Total current assets	49,080	58,641

Property, plant and equipment, net	78,292	74,827
Deferred income taxes	6,733	8,708
Other assets	204	1,310

Total assets	$134,309	$143,486

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$10,922	$24,827
Mortgage and other debt	3,632	27,867
Income taxes payable	1,311	173
Deferred compensation payable	4,139	4,244

Total current liabilities	20,004	57,111

Deferred compensation payable, net of current portion	7,382	10,887
Mortgage and other debt, net of current portion	30,705	—

Total liabilities	58,091	67,998

Commitments (Note 13)

Shareholders’ equity
Common stock: no par value; 200,000,000 shares authorized; 108,841,795 and 107,635,920 shares issued and outstanding, respectively	12,786	7,937
Additional paid-in capital	13,438	13,165
Deferred compensation	(1,659)	(1,923)
Retained earnings	54,025	57,134
Accumulated comprehensive income (loss)	(2,372)	(825)

Total shareholders’ equity	76,218	75,488

Total liabilities and shareholders’ equity	$134,309	$143,486

The accompanying notes are an integral part of these consolidated financial statements.

DiCon Fiberoptics, Inc. and Subsidiary
Consolidated Statements of Operations and Comprehensive Income (Loss)
(in thousands)

	March 31,

	2002	2001
		(unaudited)

Net sales	$70,613	$163,794
Cost of goods sold	45,848	56,764

Gross profit	24,765	107,030

Selling, general and administrative expenses	14,847	31,198
Research and development expenses	16,659	20,580
(Gain) loss on dissolved joint venture	(544)	2,101

	30,962	53,879

Income (loss) from operations	(6,197)	53,151

Other income (expense):
Realized (losses) gains on sale of marketable securities	(41)	2,395
Interest expense, net	(3,026)	(900)
Other, net	1,546	678
Loss on disposal of fixed assets	(608)	—

Income (loss) before income tax (provision) benefit	(8,326)	55,324

Income tax (provision) benefit	5,217	(16,731)

Net income (loss)	$(3,109)	$38,593

Other comprehensive loss:
Foreign currency translation adjustment	$(1,519)	$(846)
Unrealized holding gains (losses) on marketable securities arising during the period, net of realized gains (losses) Included in net income (loss)	(28)	(1,426)

Comprehensive (loss) income	$(4,656)	$36,321

Basic net (loss) income per-share	($0.03)	$0.36

Diluted net (loss) income per-share	($0.03)	$0.35

Average shares used in computing basic net (loss) income per-share	108,458	105,875

Average shares used in computing diluted net (loss) income per-share	108,458	110,115

The accompanying notes are an integral part of these consolidated financial statements.

DiCon Fiberoptics, Inc. and Subsidiary
Consolidated Statement of Shareholders’ Equity
For the Years Ended March 31, 2002 and 2001
(in thousands)

						Accumulated
	Common Stock		Additional			Other
			Paid-In	Deferred	Retained	Comprehensive
	Shares	Amount	Capital	Compensation	Earnings	Income (Loss)	Total

Balance, March 31, 2000 (unaudited)	97,100	$360	$—	$—	$18,943	$1,447	$20,750
Issuance of common stock in connection with private placement	10,536	7,577	—	—	—	—	7,577
Dividends on common stock	—	—	—	—	(402)	—	(402)
Conversion of Phantom Stock Plan (Restated — see Notes 2 and 9)	—	—	13,165	—	—	—	13,165
Issuance of stock options	—	—	—	(1,923)	—	—	(1,923)
Unrealized gain (loss) on securities available for sale, net of realized gains (losses) included in net income (loss)	—	—	—	—	—	(1,426)	(1,426)
Foreign currency translation adjustment	—	—	—	—	—	(846)	(846)
Net income	—	—	—	—	38,593	—	38,593

Balance, March 31, 2001 (unaudited)	107,636	7,937	13,165	(1,923)	57,134	(825)	75,488
Issuance of common stock pursuant to stock option and stock purchase plans, net of repurchases	542	1,849	—	—	—	—	1,849
Issuance of common stock in connection with private placement	664	3,000	—	—	—	—	3,000
Issuance of stock options	—	—	273	(273)	—	—	—
Amortization of deferred compensation	—	—	—	537	—	—	537
Unrealized gain (loss) on securities available for sale, net of realized gains (losses) included in net income (loss)	—	—	—	—	—	(28)	(28)
Foreign currency translation adjustment	—	—	—	—	—	(1,519)	(1,519)
Net loss	—	—	—	—	(3,109)	—	(3,109)

Balance, March 31, 2002	108,842	$12,786	$13,438	$(1,659)	$54,025	$(2,372)	$76,218

The accompanying notes are an integral part of these consolidated financial statements.

DiCon Fiberoptics, Inc. and Subsidiary
Consolidated Statement of Cash Flows
(in thousands)

	March 31,

	2002	2001
		(unaudited)

Cash flows from operating activities:
Net income (loss)	$(3,109)	$38,593
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	10,641	8,559
Deferred income taxes	2,823	(13,228)
Provision for estimated losses due to vacated properties, net of sublease income	1,457	449
(Gain) loss on dissolved joint venture	(544)	2,101
Provision for inventory	329	—
Provision for bad debts	721	—
Loss on disposal of fixed assets	608	—
Interest accretion on deferred compensation liability	1,199	—
Realized (gain) loss on available-for-sale marketable securities	41	(2,395)
Stock compensation expense	537	27,069
Changes in assets and liabilities:
Accounts receivable	16,388	(12,196)
Inventories	12,086	(16,658)
Prepaid expenses and other current assets	(2,018)	(1,340)
Federal income tax receivable	(8,899)	—
Other assets	1,100	(1,144)
Accounts payable and accrued liabilities	(15,820)	8,584
Income taxes payable	1,203	(1,008)
Deferred compensation payable	(4,810)	—

Net cash provided by operating activities	13,933	37,386

Cash flows from investing activities:
Investment in joint venture	—	(3,748)
Purchases of marketable securities	(20,367)	(500)
Sales of marketable securities	6,921	5,591
Sales of property and equipment	642	—
Purchases of property and equipment	(16,264)	(57,734)

Net cash used in investing activities	(29,068)	(56,391)

Cash flows from financing activities:
Borrowings under mortgages and other debt	9,401	47,866
Repayment of mortgages and other debt	(2,793)	(28,875)
Proceeds from issuance of common stock	4,849	7,577
Dividends paid	—	(402)

Net cash provided by financing activities	11,457	26,166

Effect of exchange rate changes on cash and cash equivalents	(192)	(151)

Net change in cash and cash equivalents	(3,870)	7,010
Cash and cash equivalents, beginning of period	14,040	7,030

Cash and cash equivalents, end of period	$10,170	$14,040

Supplemental disclosures of cash flow information:
Cash paid for interest	$1,940	$—

Cash paid for income taxes	$1,075	$—

Supplemental schedule of noncash investing and financing activities:
Property and equipment received from dissolution of joint venture	$—	$2,447

Liabilities assumed in dissolution of joint venture	$—	$845

The accompanying notes are an integral part of these consolidated financial statements.

DiCon Fiberoptics, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(amounts in thousands, except per share amounts)

1. Nature of Operations (information prior to April 1, 2001 is unaudited)

     The business of DiCon Fiberoptics, Inc. (the “Company”), a California corporation, is the development, manufacture and marketing of optical components, modules and test instruments for optical communications markets. The Company has a domestic manufacturing facility and headquarters in California and an international manufacturing facility and sales office in Taiwan.

     On April 5, 2000, the Company’s Board of Directors approved an increase in the number of authorized shares of common stock from 20,000 to 100,000 and a 5-for-1 split of the common stock. On May 31, 2000, the Company issued 5,268 shares of common stock through a private placement. The proceeds of $7,577 were used for the purchase of capital equipment and general corporate purposes (unaudited).

     On January 12, 2001, the Board of Directors approved an increase in the number of authorized shares of common stock from 100,000 to 200,000 and a 2-for-1 split of the common stock. The effect of the stock splits have been reflected in the accompanying consolidated financial statements and all applicable references to the number of common shares and per share information have been restated (unaudited).

     In July 2001, the Company sold 664 shares of common stock through a private placement. The proceeds of $3,000 were used for general corporate purchases.

2. Restatement of Previously Reported Results (unaudited)

     Subsequent to the issuance of the consolidated financial statements as of and for the year ended March 31, 2001, the Company identified certain adjustments that were necessary in order to correct errors in those consolidated financial statements. The errors related to the conversion and settlement of the phantom stock plan and the introduction of two new equity incentive plans. Specifically, deferred compensation payable and deferred compensation included as a reduction of equity was overstated due to the inclusion of amounts that were contingent upon the employees’ continued service to the Company. In addition, deferred compensation payable was understated and additional paid-in capital was overstated due to use of an incorrect discount calculation of the liability for future cash payments to be paid in the future to employees upon the conversion of fully vested phantom stock units. Also, deferred compensation payable was overstated and additional paid-in capital was understated in relation to unvested stock options issued to employees in relation to the conversion. Lastly, deferred income taxes were overstated and additional paid-in capital was understated following the conversion and settlement of the phantom stock plan. Details of the conversion and settlement of the phantom stock plan are discussed in Note 9. Certain immaterial prior year balances as originally reported have been reclassified to conform to the current year presentation. Neither the errors identified nor the reclassifications impact previously reported net income for the year ended March 31, 2001. These consolidated financial statements have been restated to reflect the correcting adjustments and reclassifications.

DiCon Fiberoptics, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(amounts in thousands, except per share amounts)

Management of the Company requested its prior auditor, Arthur Andersen LLP, to reissue their opinion on the consolidated financial statements as of and for the year ended March 31, 2001 to include the correcting adjustments; however, they were unable to reissue their opinion since the personnel assigned to this audit were no longer employed by Arthur Andersen LLP as of the date of the proposed reissuance. Due to inability of Arthur Andersen LLP to reissue their opinion on the consolidated financial statements as of and for the year ended March 31, 2001, the consolidated financial statements as restated and presented herein are unaudited.

In the opinion of management, the accompanying consolidated financial statements contain all normal and recurring adjustments necessary to present fairly the Company’s consolidated balance sheet as of March 31, 2001 and its consolidated results of operations and cash flow activities for the year ended March 31, 2001.

The impact of the correcting adjustments follows:

	As
	Previously		As
	Reported		Adjusted
	2001	Adjustments	2001

Assets:
Deferred income taxes	$13,823	$(5,115)	$8,708

Liabilities:
Deferred compensation payable, current portion	$4,567	$(323)	$4,244
Deferred compensation payable, net of current portion	12,893	(2,006)	10,887

	$17,460	$(2,329)	$15,131

Shareholders’ equity:
Additional paid-in capital	$26,011	$(12,846)	$13,165
Deferred compensation	(11,983)	10,060	(1,923)

	$14,028	$(2,786)	$11,242

3. Summary of Significant Accounting Policies (information prior to April 1, 2001 is unaudited)

     Principles of consolidation

     The accompanying consolidated financial statements include the accounts of DiCon Fiberoptics, Inc. and Global Fiberoptics, Inc., a Taiwanese corporation, which is more than 99 percent owned and controlled by the Company. All significant intercompany balances and transactions have been eliminated in consolidation.

DiCon Fiberoptics, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(amounts in thousands, except per share amounts)

     Risks and uncertainties

The optical communications markets have recently experienced a severe downturn, resulting in a significant decline in the demand for the optical components supplied by the Company and its competitors. Management believes it has the financial resources, and will take the necessary actions, to manage through this downturn. However, a prolonged downturn in the optical communications markets, failure by the Company to anticipate or respond to technological developments in its industry, changes in customer or supplier requirements or changes in regulatory requirements or industry standards, or any significant delays in the development or introduction of products, could have a material adverse effect on the Company’s financial condition, operating results or cash flows.

     Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the related notes to the consolidated financial statements. Actual results could differ from those estimates.

     Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity of three months or less at the time of purchase and all money market funds with a nominally stable value per share to be cash equivalents. These investments are recorded at cost.

     Marketable securities

The Company invests cash in excess of operating requirements in certificates of deposit of longer maturities, marketable equity securities and investment funds. These marketable equity securities and investment funds are purchased and held primarily for the purpose of selling them in the short-term and are therefore classified as available-for-sale securities. The securities are recorded at fair value. Unrealized gains or losses on securities held during the period are recorded as a component of other comprehensive income (loss). Realized gains or losses are included in other income or expense. Certificates of deposit are normally held until maturity and are recorded at cost.

DiCon Fiberoptics, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(amounts in thousands, except per share amounts)

     Concentration of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk comprise cash and cash equivalents, short-term investments and trade accounts receivable. Cash and cash equivalents, primarily composed of investments in money market funds, are maintained with high quality financial institutions and the composition and maturities are regularly monitored by management. The Company’s cash and cash equivalents are maintained at multiple financial institutions. Despite the fact that the Company had over 300 customers in the year ended March 31, 2002, there are a limited number of very large customers which account for the majority of purchases in the industry worldwide. For the years ended March 31, 2002 and 2001, sales to the Company’s three largest customers accounted for 33.6 percent and 47.2 percent of net sales, respectively. Two customers each accounted for over 10 percent of net sales for the year ended March 31, 2002. Four customers each accounted for 10 percent of net sales for the year ended March 31, 2001. The Company performs ongoing credit evaluations on these customers and generally does not require collateral from them. One customer accounted for more than 10 percent of the accounts receivable balance as of March 31, 2002 and 2001.

     Fair value of financial instruments

The Company has determined that the amounts reported for cash and cash equivalents, accounts receivable, short-term borrowings, accounts payable, accrued expenses, equipment loan and mortgage loan approximate fair value because of their short maturities and/or variable interest rates. Marketable securities are reported at their fair market value based on quoted market prices.

     Inventories

Inventories are valued at the lower of cost or market using the first-in, first-out (FIFO) method. Cost is determined using standard cost, which approximates actual cost. The inventory of the Company is subject to rapid technological changes and obsolescence that could have an adverse affect on its realization in future periods. Accordingly, the Company provides reserves for excess and obsolete inventory based on the Company’s estimates of inventory to be sold or consumed.

     Property and equipment

Property and equipment are recorded at cost. Depreciation is provided using the double-declining-balance method for assets acquired prior to March 31, 2000 and the straight-line method for assets acquired thereafter; the estimated useful lives of various assets are summarized as follows:

Machinery, equipment and fixtures	5 to 10 years

Building and leasehold improvements	40 years or the shorter of the life of the improvement or term of the lease

DiCon Fiberoptics, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(amounts in thousands, except per share amounts)

The Company evaluates the recoverability of the net carrying value of its property, plant and equipment, whenever events or changes in circumstances indicate an impairment may exist, by comparing the carrying values to the estimated future undiscounted cash flows. A deficiency in these cash flows relative to the carrying amounts is an indication of the need for a write-down due to impairment. The impairment write-down would then be the difference between the carrying amounts and the fair value of these assets. A loss on impairment would be recognized by a charge to earnings. The Company did not record an impairment charge for property, plant and equipment in the years ended March 31, 2002 and 2001.

     Income taxes

Deferred income tax assets and liabilities represent the expected future tax consequences attributable to temporary differences between corresponding amounts stated on the consolidated balance sheet and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be reversed. Temporary differences that give rise to deferred tax assets and liabilities at March 31, 2002 result primarily from deferred compensation accruals that are not deductible for tax purposes until paid and the use of accelerated depreciation.

     Translation adjustment

The functional currency for the Company’s operations in Taiwan is the New Taiwan dollar. For those operations, assets and liabilities are translated into United States dollars using period-end exchange rates. The income and expense accounts are translated at average monthly exchange rates. Net changes resulting from such translations are recorded as a component of accumulated other comprehensive income (loss).

     Revenue recognition

The Company derives its revenue from the sale of fiberoptic networking components. Revenue from product sales is recognized upon shipment of the product, provided that persuasive evidence of an arrangement exists, delivery has occurred and no significant obligations remain, the fee is fixed or determinable and collectibility is probable. Sales to distributors do not include the right to return or exchange products or price protection. Provisions for returns and allowances are recorded at the time revenue is recognized based on the Company’s historical experience. The Company provides for the estimated cost to repair products under warranty at the time of sale.

     Research and development costs

Research and development costs are charged to operations as incurred.

DiCon Fiberoptics, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(amounts in thousands, except per share amounts)

     Stock-based compensation

The Company accounts for stock-based compensation issued to employees using the intrinsic value method of Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock issued to Employees,” and, accordingly, presents disclosure of pro forma information required under Statement of Financial Accounting Standard (“SFAS”) No. 123, “Accounting for Stock-Based Compensation.” Stock and other equity instruments issued to non-employees are accounted for in accordance with SFAS No. 123 and Emerging Issues Task Force Issue No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services,” and recorded at their fair value.

     Segment information

The Company operates in one segment — the development, manufacture and marketing of fiberoptic components for the optical communications market.

     Derivative financial instruments and hedging activities

SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” requires companies to value derivative financial instruments, including those used for hedging foreign currency exposures, at current market value, with the impact of any change in market value charged against earnings in the corresponding period or as a component of comprehensive income (loss), depending on the type of hedging relationship that exists. The Company has not entered into any derivative financial instrument contracts.

     Recent accounting pronouncements

In October 2001, the Financial Accounting Standards Board issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of,” and portions of APB No. 30, “Reporting the Results of Operations— Reporting the Effects of Disposal of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions.” While SFAS No. 144 carries forward many of the provisions of SFAS No. 121 and APB No. 30, some of the key differences in the new standard are that goodwill is excluded from its scope, assets to be abandoned will be viewed as held for use and amortized over their remaining service period, and the standard broadens the presentation of discontinued operations. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. The Company does not expect the adoption of SFAS No. 144 will have a significant impact on its consolidated financial position, results of operations or cash flow.

DiCon Fiberoptics, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(amounts in thousands, except per share amounts)

     Net (loss) earnings per share

Basic net (loss) earnings per share is computed by dividing net (loss) income (numerator) by the weighted average number of common shares outstanding (denominator) during the period excluding the dilutive effect of stock options. Diluted net (loss) earnings per share gives effect to all potentially dilutive common stock equivalents outstanding during the period. In computing diluted net (loss) earnings per share, the average stock price for the period is used in determining the number of shares assumed to be purchased from the proceeds of stock option exercises.

The following is a reconciliation of the numerators and denominators of the basic and diluted net earnings per share computations for the periods presented below:

(in thousands, except per share data)

	For the years ended
	March 31,

	2002	2001

Numerator:
Net (loss) income	$(3,109)	$38,593

Denominator:
Basic weighted average shares	108,458	105,875
Potentially dilutive common stock equivalents - stock options and phantom stock units (See Note 9)	—	4,240

Diluted weighted average shares	108,458	110,115

Net (loss) earnings per share:
Basic	$(0.03)	$0.36
Diluted	$(0.03)	$0.35

     As a result of the losses incurred by the Company for the year ended March 31, 2002, options to purchase 10,485 shares of common stock were anti-dilutive and excluded from the net loss per share calculations.

DiCon Fiberoptics, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(amounts in thousands, except per share amounts)

4. Marketable Securities

Available for sale securities included in the consolidated balance sheets as of March 31, 2002 and 2001 are as follows:

		Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

March 31, 2002:
Equity securities	$1,345	$—	$(90)	$1,255
Debt securities	12,512	—	(11)	12,501

Total	$13,857	$—	$(101)	$13,756

March 31, 2001 (unaudited):
Equity securities	$454	$—	$(73)	$381

Total	$454	$—	$(73)	$381

Debt securities include certificates deposit with original maturities of greater than 90 days.

     5. Inventories

Inventories consist of the following as of March 31, 2002 and 2001:

	2002	2001
		(unaudited)

Raw materials	$6,837	$12,863
Inventory reserve — raw materials	(1,033)	(752)
Work-in-process and finished goods	792	7,035

Total	$6,596	$19,146

DiCon Fiberoptics, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(amounts in thousands, except per share amounts)

6. Property, Plant and Equipment, Net

Property, plant and equipment consist of the following as of March 31, 2002 and 200

	2002	2001
		(unaudited)

Land	$10,000	$9,787
Building and leasehold improvements	37,321	1,275
Machinery, equipment and fixtures	56,324	54,667
Construction in-progress	—	24,984

	103,645	90,713
Less: Accumulated depreciation	(25,353)	(15,886)

	$78,292	$74,827

Depreciation expense was $10,641 and $8,559 (unaudited) and capitalized interest expense (related to construction in-progress) was $331 and $848 (unaudited) for the years ended March 31, 2002 and 2001, respectively.

7. Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consist of the following as of March 31, 2002 and 2001:

	2002	2001
		(unaudited)

Accounts payable	$2,245	$9,100
Accrued payroll	1,331	5,613
Accrual for vacated properties (see Note 13)	1,813	449
Accrued liabilities	1,565	3,781
Advance payments	3,968	5,884

	$10,922	$24,827

DiCon Fiberoptics, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(amounts in thousands, except per share amounts)

8. Mortgage and Other Debt (information prior to April 1, 2001 is unaudited)

The Company financed, in part, an acquisition of land in Richmond, California, for a new corporate campus by borrowing $5,000 from a bank on December 29, 1999. The principal balance plus accrued interest was paid in full on August 25, 2000, using the proceeds from a construction loan of $27,000, which the Company entered into on August 24, 2000. In November 2001, the same lender refinanced the outstanding balance of the construction loan with a mortgage loan maturing November 20, 2004 with an amortization schedule based on a 25-year loan. Interest on the mortgage loan is accrued at a variable interest rate based on changes in the lender’s prime rate as of the 20th of each month (4.75 percent at March 31, 2002). Principal and interest are payable monthly. The balance of the mortgage loan as of March 31, 2002 was $26,816, and the balance of the loan at maturity is estimated to be $25,279 at the current interest rate. During the year ended March 31, 2002, the Chairman, President and Chief Executive Officer of the institution with which the Company maintains the mortgage loan was appointed to the Company’s Board of Directors.

In April 2001, Global Fiberoptics renewed its lines of credit of 200,000 New Taiwan Dollars (or approximately $5,722 as of March 31, 2002) from a Taiwan bank, with interest based on a rate set by the bank at the time funds are drawn. The line matures on June 30, 2002. The amount drawn as of March 31, 2002, was $1,028. The interest rate as of March 31, 2002 was 3.75 percent.

In April 2001, the Company obtained an equipment loan from a bank in the amount of $7,250. The loan is secured by specific pieces of equipment. The loan is repayable in equal monthly installments of principal and interest over 60 months beginning May 30, 2001. At March 31, 2002, the loan balance was $5,921. Effective April 30, 2002 and annually on April 30 of each year, thereafter, the Company may elect to fix the interest rate on the equipment loan for a twelve month period at a rate of one-half of one percentage point (0.5 percent) per annum in excess of the prime. As of March 31, 2002, the Company had not elected the fixed rate option and the loan bore an interest rate of prime plus 0.5 percent (5.25 percent at March 31, 2002). At March 31, 2002, the Company was in violation of two of the financial covenants under this loan agreement. The bank agreed to waive the covenants through March 31, 2003, but added an additional covenant requiring the Company to maintain a balance of cash and marketable securities (excluding equity securities) of at least two times the outstanding loan balance. The Company was in compliance with this additional covenant as of March 31, 2002.

In December 2001, Global Fiberoptics received a second line of credit in Taiwan backed by commercial paper issued by Global Fiberoptics in the amount of 20,000 New Taiwan Dollars (or approximately $572 as of March 31, 2002). The term of this facility ends on November 26, 2002. As of March 31, 2002, the rate for this facility was 3.25 percent. Proceeds were used to repay borrowings under the bank line of credit for Global Fiberoptics. At March 31, 2002, the balance outstanding was $572.

DiCon Fiberoptics, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(amounts in thousands, except per share amounts)

     The maturities of mortgage and other debt outstanding as of March 31, 2002, are summarized as follows:

Year Ending	Lines of	Mortgage	Equipment
March 31,	Credit	Loan	Loan	Total

2003	$1,600	$582	$1,450	$3,632
2004	—	598	1,450	2,048
2005	—	25,636	1,450	27,086
2006	—	—	1,450	1,450
2007	—	—	121	121

Total	$1,600	$26,816	$5,921	$34,337

9. Stock Plans and Deferred Compensation Liability (information prior to April 1, 2001 is unaudited)

As an incentive for employees to assist in growing the Company, prior to March 31, 2001 the Company maintained a phantom stock plan (the “Phantom Stock Plan”) under which it granted eligible employees phantom stock units that entitled the employees to participate in the current and future value of the Company. In addition, the Company made contingent commitments to eligible employees to grant stock units in the future (the “Contingently Promised Stock Units”). The shares under the plan were valued semiannually, typically in May and December. These stock units vested 50 percent upon receipt and 50 percent on the first anniversary of the grant date and had an exercise price of zero. During the service period of one-year following the date of the grant, the vested units could be redeemed for cash on a net basis by forfeiting additional units equal to the number of units redeemed. Thereafter, a maximum of 60 percent of the units could be redeemed while the holder was still an employee of the Company. The Company recorded a liability for the value of the unredeemed vested shares at the current value as of the financial statement date.

On March 31, 2001, the Company offered its employees two new equity incentive plans, an Employee Stock Option Plan (the “Option Plan”) and an Employee Stock Purchase Plan (the “Purchase Plan”). Grants under the Phantom Stock Plan have been discontinued. Under both the Option Plan and the Purchase Plan, the exercise or purchase price is not less than 85 percent of the stock’s fair value at the time of grant under the Option Plan or purchase under the Purchase Plan. New options granted under the Option Plan generally vest over five years and expire after ten years.

DiCon Fiberoptics, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(amounts in thousands, except per share amounts)

Under the terms of the Option Plan, employees who were participants in the Phantom Stock Plan could convert their awarded phantom stock units and their Contingently Promised Stock Units into (1) options with an exercise price of $4.11 per share and cash payments of $4.11 per share (paid over four years); (2) additional options with an exercise price of $4.11; or (3) a combination of both (1) and (2). The cash payments and the options that were converted from vested stock units vested immediately. The cash payments and the options that were converted from Contingently Promised Units will vest in accordance with the original vesting schedule, but not less than 20 percent per year. At March 31, 2001, all phantom stock units for current employees under the Phantom Stock Plan were converted to options or options and cash payments pursuant to one of the alternatives noted above.

Cash payments related to the conversion are payable in four annual installments beginning on March 31, 2002. As of March 31, 2001, the Company anticipated making four annual payments of $5,930 each commencing March 31, 2002 for those employees who elected to receive a cash payout in lieu of additional options. The present value of the cash payments related to the conversion of vested phantom stock units of $15,131 was recorded as a liability as of March 31, 2001. The cash payments related to the conversion of the Contingently Promised Units are subject to continuing employment and, accordingly, the related expense and liability is accrued as it is earned by the employees. The maximum amount payable in relation to Contingently Promised Units as of March 31, 2001 was $5,484. This amount will be adjusted for forfeitures due to employees leaving the service of the Company. The first annual installment of $5,813 to those employees electing to receive cash in lieu of additional options was paid on March 28, 2002.

As of March 31, 2001, employees could elect to use up to 50 percent of their annual profit sharing bonus to purchase common stock in the Company. On April 16, 2001 the Company sold 339 shares at $4.11 per share for a total of $1,393 to participants in the profit sharing plan for the year ended March 31, 2001. The profit sharing plan was discontinued after the distribution on April 16, 2001.

Effective April 1, 2001 employees participating in the Purchase Plan may elect to deduct up to 10 percent of gross pay for the purpose of purchasing common stock in the Company. Stock transactions pursuant to the Purchase Plan will occur semiannually as of September 30 and March 31. The Company may sell up to 3,230 shares of stock under the Stock Purchase Plan. Employees purchased 70 shares at a price of $3.85 per share at September 30, 2001 and 174 shares at a price of $2.10 at March 31, 2002.

Under both the Option Plan and the Purchase Plan, the exercise or purchase price is not less than 85 percent of the stock’s fair value, based on the valuation as determined by the Company. Under this valuation methodology, the value of the shares at March 31, 2002 was $2.47 per share. Thus, the purchase price is currently $2.10 under the Purchase Plan at March 31, 2002.

DiCon Fiberoptics, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(amounts in thousands, except per share amounts)

The Company has accounted for the equity incentive plans under APB No. 25. As a result of the Phantom Stock Plan conversion, the amount of accrued compensation that was not payable in cash was reclassified as additional paid-in capital as of March 31, 2001. Deferred compensation is being amortized on a straight-line basis over four years for the intrinsic value of stock options associated with the conversion of the Contingently Promised Units and over the vesting period for in-the-money option grants subsequent to March 31, 2001. Compensation expense related to the Company’s stock compensation plans, including cash expenditures, has been reflected in the Statement of Operations and Comprehensive Income (Loss) for the years ended March 31, 2002 and 2001 as follows:

	2002	2001
		(unaudited)

Cost of goods sold	$293	$4,115
Selling, general and administrative expenses	1,068	15,051
Research and development expenses	562	7,903

	$1,923	$27,069

Included in the amounts noted above is non-cash compensation expense totaling $537 and $27,069 for the years ended March 31, 2002 and 2001, respectively.

Information with respect to the Option Plan activity for the years ended March 31, 2002 and 2001 is set forth below:

			Weighted
	Shares		Average
	Available	Number of	Exercise
	for Grant	Options	Price

Balance at March 31, 2000 (unaudited)	—	—	$—
Options authorized during fiscal 2001	11,840	—	—
Options granted	(9,599)	9,599	4.11

Balance at March 31, 2001 (unaudited)	2,241	9,599	4.11
Options granted	(1,009)	1,009	2.92
Options canceled	123	(123)	4.11

Balance at March 31, 2002	1,355	10,485	$4.01

DiCon Fiberoptics, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(amounts in thousands, except per share amounts)

As of March 31, 2002, the options outstanding and exercisable under the Option Plan are presented below:

			Options
			Vested and
			Exercisable
	Options Outstanding		at March 31,
	at March 31, 2002		2002

		Weighted
		Average
		Remaining
Exercise	Number	Contractual	Number
Price	Outstanding	Life (in Years)	Outstanding

$2.10	260	9.70	55
$2.47	276	9.76	55
$3.85	233	9.25	59
$4.11	9,716	9.00	7,675

	10,485		7,844

     Pro forma stock-based compensation

Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates for the awards under a method prescribed by SFAS No. 123, the Company's net income (loss) for the years ended March 31, 2002 and 2001 would have been adjusted to the pro forma amounts indicated in the following table:

	Year Ended March 31,

	2002	2001
Net income (loss):		(unaudited)

As reported	$(3,109)	$38,593

Pro forma	$(3,521)	$31,734

DiCon Fiberoptics, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(amounts in thousands, except per share amounts)

The weighted-average estimated fair value of options granted under the Option Plan during the years ended March 31, 2002 and 2001 was $1.06 and $1.69, respectively. The Company calculated the fair value of each option grant on the date of grant using the minimum value method, in accordance with SFAS No. 123, with the following assumptions:

	Year Ended March 31,

	2002	2001
		(unaudited)

Risk-free interest rate	4.08%-5.04%	6.00%
Expected life of option (in years)	5	5
Expected dividends	—	33%
Volatility	—	—

Such pro forma disclosures may not be representative of future compensation cost because options vest over several years and additional grants are made each year.

10. Benefit Plan

A 401(k) plan covers all eligible U.S. employees who meet certain service requirements. Employees may elect to defer a portion of their gross salary to their accounts within the plan. The Company at its option may make additional contributions to employee accounts. The 401(k) plan operates on a calendar year basis. For the calendar year ended December 31, 2001, the Company elected to match 50 percent of the first 6 percent of employee contributions, or approximately $266 for the calendar year (unaudited). The Company’s contributions are subject to a six-year vesting schedule. An accrual has been made for this expense for the three months ending March 31, 2002 in the amount of $66, and $266 was paid on March 13, 2002 for calendar year 2001.

DiCon Fiberoptics, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(amounts in thousands, except per share amounts)

11. Income Taxes

The (provision) benefit for income taxes for the years ended March 31, 2002 and 2001 consists of the following:

	2002	2001
		(unaudited)

Current:
Federal	$9,491	$(24,062)
State	(514)	(4,315)
Foreign	(925)	(1,582)

	8,052	(29,959)

Deferred:
Federal	(4,572)	10,736
State	1,792	2,366
Foreign	(55)	126

	(2,835)	13,228

	$5,217	$(16,731)

The Company had net operating loss carryforwards of approximately $10,600 for state tax purposes as of March 31, 2002. The state carryforwards expire in 2012 if not utilized.

The Company’s investment in its Taiwan subsidiary is essentially permanent in duration and undistributed foreign earnings at March 31, 2002 amounted to $11,293. The Company was granted a five-year tax holiday in Taiwan, which will expire in 2006. The net impact of this tax holiday was to decrease net loss by approximately $203 for the year ended March 31, 2002.

Net deferred taxes are classified on the accompanying balance sheets according to the classification of the underlying tax attribute. The tax effects of temporary differences that give rise to deferred assets and liabilities generally relate to reporting differences arising due to timing differences. Significant components of deferred tax assets and liabilities at March 31, 2002 and 2001 are as follows:

DiCon Fiberoptics, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(amounts in thousands, except per share amounts)

	United States	Taiwan	Total

March 31, 2002:
Deferred tax assets (liabilities):
Deferred compensation	$7,505	$—	$7,505
Research and development credits	781	—	781
Property and equipment	(2,156)	—	(2,156)
State income taxes	(165)	—	(165)
Other	1,184	143	1,327

Net deferred income tax assets	$7,149	$143	$7,292

March 31, 2001 (unaudited):
Deferred tax assets (liabilities):
Deferred compensation	$8,684	$—	$8,684
Research and development credits	762	—	762
Property and equipment	(738)	—	(738)
State income taxes	540	—	540
Other	681	198	879

Net deferred income tax assets	$9,929	$198	$10,127

The Company’s effective tax rate varies from the statutory U.S. federal rate primarily due to the use of tax credits, the effect of state income taxes and the impact of foreign taxes on its Taiwanese subsidiary. The difference between the Company’s effective income tax rate and the U.S. federal statutory rate is reconciled below:

	2002	2001
		(unaudited)

Provision computed at federal statutory rate	35%	35%
State taxes, net of federal tax benefit	6	6
Foreign taxes	14	(5)
Permanent differences	13	2
Other	(5)	(8)

Effective income tax rate	63%	30%

DiCon Fiberoptics, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(amounts in thousands, except per share amounts)

12. LD Fiberoptics Joint Venture (information prior to April 1, 2001 is unaudited)

LD Fiberoptics, LLC (“LD Fiberoptics”) was a joint venture created in February 2000 between Lucent Technologies Inc., (“Lucent”) and the Company. Lucent and the Company formed LD Fiberoptics as a limited liability company under and pursuant to the provisions of the Delaware Act. The joint venture was formed with capital contributions by both parties to develop and subsequently manufacture fiberoptic products. Lucent maintained a 51 percent controlling interest in the joint venture, and the Company maintained a 49 percent ownership interest in the joint venture. On December 11, 2000, the Company and Lucent mutually agreed to the dissolution of the joint venture through the distribution of assets and satisfaction of liabilities. As a result, the Company recognized an estimated loss of $2,101 for the year ended March 31, 2001. At March 31, 2002, the joint venture has completed the final accounting and plans to file the necessary dissolution documentation. Upon completion of the final accounting, the Company’s estimated portion of the loss was not as great as originally estimated. Thus, the Company recognized a gain of $544 during the year ended March 31, 2002 to properly reflect the loss on dissolution, which was originally recorded in the year ended March 31, 2001. The joint venture is expected to be dissolved in fiscal 2003.

13. Commitments

The Company leases nine buildings under noncancelable operating leases from several different outside parties. The leases expire in different years from 2003 through 2011. The leases require the Company to pay insurance, real property taxes in excess of the base property taxes in all tax years and maintenance costs.

Prior to the expiration of certain leases, the Company moved to its new facilities in Richmond, California resulting in leased properties that are not used for operating purposes and are available for sublease. As a result, the Company has accrued an estimated liability for remaining costs, net of estimated sublease income, in the amount of $1,813. The Company’s estimate of the liability for the remaining costs of these leases is subject to change depending on the length of time required to sublease the properties and the rates at which the properties may be subleased.

DiCon Fiberoptics, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(amounts in thousands, except per share amounts)

The Company’s future commitments under all leases are as follows:

Year Ending
March 31,

2003	$2,124
2004	1,939
2005	1,796
2006	328
2007	21
Thereafter	77

$6,285

Lease expense for the years ended March 31, 2002 and 2001 was $2,444 and $1,790 (unaudited), respectively.

14. Geographic Information

The breakdown of sales by geographic customer destination is as follows:

	Year Ended March 31,

	2002	2001 (unaudited)

United States	$46,313	$117,894

International	24,300	45,900

Total	$70,613	$163,794

The majority of the Company’s long-lived assets are located in the United States. Long-lived assets consist primarily of property, plant and equipment, net and deposits. The following represents the geographic location of long-lived assets:

	March 31,

	2002	2001 (unaudited)

United States	$65,174	$59,985

Taiwan	13,322	14,964

Total	$78,496	$74,949

DiCon Fiberoptics, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(amounts in thousands, except per share amounts)

15. Subsequent Events

On April 9, 2002 Global Fiberoptics, Inc. repaid the outstanding balance on its commercial paper line in the amount of $572.

Subsequent to March 31, 2002, Global Fiberoptics extended the maturity date on its 200,000 New Taiwan Dollar line of credit to June 30, 2003.

Subsequent to March 31, 2002, the Company issued an aggregate of 1,611 additional shares of common stock to investors in a private placement and to employees under the Employee Stock Purchase Plan for an aggregate cash consideration of $3,736.

     (b)  Reserve Schedule

Report of Independent Accountants on
Financial Statements Schedule

To the Board of Directors and Shareholders of
DiCon Fiberoptics, Inc. and Subsidiary:

Our audit of the consolidated financial statements referred to in our report dated May 10, 2002, except for Note 15 which is as of June 30, 2002, appearing in this Registration Statement on Form 10 also included an audit of the financial statement schedule for the year ended March 31, 2002 listed in Item 15(a)(4) of this Form 10. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

/s/ PricewaterhouseCoopers LLP
San Francisco, California
May 10, 2002

		Provision for
	Liabilities	estimated
	assumed in	losses due to	Provision	Provision
	dissolution of	vacated	for	for bad
	joint venture	properties	inventory	debts

Balance, March 31, 2000 (unaudited)	$—	$—	$—	$—
Charged to cost and expenses	845	449	752	448
Deduction	—	—	—	—

Balance, March 31, 2001 (unaudited)	845	449	752	448
Charged to cost and expenses	—	1,364	329	186
Deduction	(544)	—	(48)	—

Balance, March 31, 2002	$301	$1,813	$1,033	$634

Item 14. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

     In March 2002, DiCon dismissed Arthur Andersen LLP (“Andersen”) as its independent public accountants. DiCon engaged PricewaterhouseCoopers LLP (“PwC”) as its independent accountants, effective as of March 31, 2002.

     The reports of Andersen on the financial statements for the fiscal year 2001 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

     In connection with its audit for the 2001 fiscal year and through June 30, 2002, there were no:

     (1)  disagreements between DiCon and Andersen on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which disagreements, if not resolved to the satisfaction of Andersen, would have caused them to make reference to the subject matter of the disagreement or disagreements in their reports on the financial statements for such years; or

     (2)  reportable events involving Andersen that would have required disclosure under Item 304(a)(1)(v) of Regulation S-K.

     DiCon has requested that Andersen furnish DiCon with a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of an email dated July 10, 2002, from Andersen indicating that it is no longer able to respond to such requests is filed as Exhibit 16.1 to this Form 10.

     During the fiscal years ended March 31, 2001, and 2002, and through June 22, 2002, DiCon did not consult PwC with respect to the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on DiCon’s consolidated financial statements, or any other matters or reportable events listed in Items 304(a)(2)(i) and (ii) of Regulation S-K.

Item 15. Financial Statements and Exhibits.

     (a)  Financial Statements.

(1)	Reports of Independent Accountants are previously included herein in Item 13.

(2)	Consolidated Financial Statements for the years ended March 31, 2002 and 2001 are previously included herein in Item 13.

(3)	Report of Independent Accountants on Financial Statement Schedule is previously included herein in Item 13.

(4)	DiCon Fiberoptics, Inc. Valuation and Qualifying Accounts for the fiscal years ended March 31, 2002 and 2001, is previously included herein in Item 13.

     (b)  Exhibits.

Exhibit No.	Description

3.1	Articles of Incorporation of DiCon Fiberoptics, Inc., filed June 2, 1986.

3.1.1	Certificate of Amendment of Articles of Incorporation of DiCon Fiberoptics, Inc., filed November 9, 1988.

3.1.2	Certificate of Amendment of the Articles of Incorporation of DiCon Fiberoptics, Inc., filed April 12, 2000.

3.1.3	Certificate of Amendment of the Articles of Incorporation of DiCon Fiberoptics, Inc., filed January 24, 2001.

3.1.4	Certificate of Amendment of the Articles of Incorporation of DiCon Fiberoptics, Inc., filed June 26, 2002.

3.2	By-Laws of DiCon Fiberoptics, Inc., as amended dated May 15, 2002.

4.1	Specimen Common Stock Certificate.

4.2	Form of Buy-Sell Agreement (investors).

Exhibit No.	Description

4.2.1	Form of Buy-Sell Agreement (employees).

9.1	Form of Voting Rights Agreement.

10.1	DiCon Fiberoptics, Inc. Employee Stock Option Plan.

10.2	DiCon Fiberoptics, Inc. Employee Stock Purchase Plan.

10.3	Term Loan Agreement with Cathay Bank dated November 20, 2001, together with Promissory Note issued thereunder.

10.3.1	Indemnity from Ho-Shang Lee in favor of Cathay Bank dated November 20, 2001.

10.4	Equipment Loan and Security Agreement with First Bank & Trust dated April 25, 2001, together with Promissory Note (Equipment Loan) issued thereunder.

10.4.1	Modification to Loan and Security Agreement dated May 31, 2002.

10.5	Lease Agreement with Lincoln Marina Bay, a California limited partnership, dated August 8, 2000, for premises at 1100 Marina Way South, Richmond, California.

10.6	Multi-Tenant Industrial Triple Net Lease with Catellus Development Corporation dated December 3, 1999, for premises at 938 Marina Way South, Richmond, California.

10.7	Multi-Tenant Industrial Triple Net Lease with Catellus Development Corporation dated December 3, 1999, for premises at 914 Marina Way South, Richmond, California.

16.1	Letters re Change in Certifying Accountant.

21.1	Subsidiaries of Registrant.

SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

DICON FIBEROPTICS, INC. (Registrant)

Date: July 22, 2002	By:	/s/ Ho-Shang Lee

(Signature)

Name: Ho-Shang Lee, Ph.D.

	Title:	President and Chief Executive Officer (principal executive officer)

Exhibit Index

Exhibit No.	Description

3.1	Articles of Incorporation of DiCon Fiberoptics, Inc., filed June 2, 1986.

3.1.1	Certificate of Amendment of Articles of Incorporation of DiCon Fiberoptics, Inc., filed November 9, 1988.

3.1.2	Certificate of Amendment of the Articles of Incorporation of DiCon Fiberoptics, Inc., filed April 12, 2000.

3.1.3	Certificate of Amendment of the Articles of Incorporation of DiCon Fiberoptics, Inc., filed January 24, 2001.

3.1.4	Certificate of Amendment of the Articles of Incorporation of DiCon Fiberoptics, Inc., filed June 26, 2002.

3.2	By-Laws of DiCon Fiberoptics, Inc., as amended dated May 15, 2002.

4.1	Specimen Common Stock Certificate.

4.2	Form of Buy-Sell Agreement (investors).

4.2.1	Form of Buy-Sell Agreement (employees).

9.1	Form of Voting Rights Agreement.

10.1	DiCon Fiberoptics, Inc. Employee Stock Option Plan.

10.2	DiCon Fiberoptics, Inc. Employee Stock Purchase Plan.

10.3	Term Loan Agreement with Cathay Bank dated November 20, 2001, together with Promissory Note issued thereunder.

10.3.1	Indemnity from Ho-Shang Lee in favor of Cathay Bank dated November 20, 2001.

10.4	Equipment Loan and Security Agreement with First Bank & Trust dated April 25, 2001, together with Promissory Note (Equipment Loan) issued thereunder.

10.4.1	Modification to Loan and Security Agreement dated May 31, 2002.

Exhibit No.	Description

10.5	Lease Agreement with Lincoln Marina Bay, a California limited partnership, dated August 8, 2000, for premises at 1100 Marina Way South, Richmond, California.

10.6	Multi-Tenant Industrial Triple Net Lease with Catellus Development Corporation dated December 3, 1999, for premises at 938 Marina Way South, Richmond, California.

10.7	Multi-Tenant Industrial Triple Net Lease with Catellus Development Corporation dated December 3, 1999, for premises at 914 Marina Way South, Richmond, California.

16.1	Letters re Change in Certifying Accountant.

21.1	Subsidiaries of Registrant.